UNITED MICROELECTRONICS CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT AUDITORS

FOR THE SIX-MONTH PERIODS ENDED

JUNE 30, 2021 AND 2020

Address:	No. 3 Li-Hsin Road II, Hsinchu Science Park, Hsinchu City, Taiwan, R.O.C.

Telephone: 886-3-578-2258

The reader is advised that these consolidated financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

1

Review Report of Independent Auditors

To United Microelectronics Corporation

Introduction

We have reviewed the accompanying consolidated balance sheets of United Microelectronics Corporation and its subsidiaries (collectively, the “Company”) as of June 30, 2021 and 2020, the related consolidated statements of comprehensive income for the three-month and six-month periods ended June 30, 2021 and 2020 and consolidated statements of changes in equity and cash flows for the six-month periods ended June 30, 2021 and 2020, and notes to the consolidated financial statements, including the summary of significant accounting policies (together “the consolidated financial statements”).  Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting” as endorsed and became effective by Financial Supervisory Commission of the Republic of China. Our responsibility is to express a conclusion on these consolidated financial statements based on our reviews.

Scope of Review

We conducted our reviews in accordance with Statement of Auditing Standards No. 65, “Review of Financial Information Performed by the Independent Auditor of the Entity” of the Republic of China. A review of consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews and the review reports of other independent auditors (please refer to the Other Matter paragraph of our report), nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements do not present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2021 and 2020, and its consolidated financial performance for the three-month and six-month periods ended June 30, 2021 and 2020, and its consolidated cash flows for the six-month periods ended June 30, 2021 and 2020, in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting” as endorsed and became effective by Financial Supervisory Commission of the Republic of China.

2

Other Matter – Making Reference to the Reviews of Other Independent Auditors

We did not review the financial statement of certain associates and joint ventures accounted for under the equity method. Our review, insofar as it related to the investments accounted for under the equity method balances of NT$32,648 million and NT$20,008 million, which represented 7.74% and 5.44% of the total consolidated assets as of June 30, 2021 and 2020, respectively, the related shares of profit or loss from the associates and joint ventures in the amount of NT$880 million, NT$889 million, NT$2,591 million and NT$63 million, which represented 6.67%, 13.34%, 10.72%, and 0.84% of the consolidated income from continuing operations before income tax for the three-month and six-month periods ended June 30, 2021 and 2020, respectively, and the related shares of other comprehensive income (loss) from the associates and joint ventures in the amount of NT$678 million, NT$529 million, NT$1,530 million and NT$(41) million, which represented 6.83%, 5.73%, 6.55%, and (0.60)% of the consolidated total comprehensive income (loss) for the three-month and six-month periods ended June 30, 2021 and 2020, respectively, are based solely on the reports of other independent auditors.

/s/ Chiu, Wan-Ju

/s/ Hsu, Hsin-Min

Ernst & Young, Taiwan

July 28, 2021

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.

Accordingly, the accompanying consolidated financial statements and report of independent auditors are not intended for use by those who are not informed about the accounting principles or auditing standards generally accepted in the Republic of China, and their applications in practice.

3

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
June 30, 2021, December 31, 2020 and June 30, 2020 (June 30, 2021 and 2020 are unaudited)
(Expressed in Thousands of New Taiwan Dollars)

		As of
Assets	Notes	June 30, 2021	December 31, 2020	June 30, 2020
Current assets
Cash and cash equivalents	6(1)	$124,000,482	$ 94,048,036	$ 99,871,617
Financial assets at fair value through profit or loss, current	6(2)	1,021,168	1,216,634	1,013,842
Contract assets, current	6(20)	258,583	257,841	290,671
Accounts receivable, net	6(3)	29,795,387	27,094,355	27,003,518
Accounts receivable-related parties, net	7	318,038	178,918	256,524
Other receivables		1,237,349	1,668,874	838,591
Current tax assets		12,160	37,598	15,390
Inventories, net	6(4)	22,438,972	22,552,486	23,342,040
Prepayments		2,914,638	2,324,838	3,491,317
Non-current assets held for sale		-	-	601,895
Other current assets	6(7), 6(20)	25,836,548	14,926,331	11,229,123
Total current assets		207,833,325	164,305,911	167,954,528

Non-current assets
Financial assets at fair value through profit or loss, noncurrent	6(2), 7	17,452,278	14,826,087	12,883,830
Financial assets at fair value through other comprehensive income, noncurrent	6(5)	14,318,527	10,526,144	7,075,163
Investments accounted for under the equity method	6(6)	34,783,316	31,225,677	21,975,457
Property, plant and equipment	6(8), 8	123,982,562	132,774,663	131,816,688
Right-of-use assets	6(9), 8	7,413,330	7,748,042	8,116,619
Intangible assets	6(10), 7	4,658,255	4,877,913	4,840,392
Deferred tax assets		5,886,359	6,832,711	7,236,346
Prepayment for equipment		2,757,284	586,333	1,283,533
Refundable deposits	8	2,265,239	2,310,961	2,414,271
Other noncurrent assets-others		326,919	1,501,933	1,946,939
Total non-current assets		213,844,069	213,210,464	199,589,238

Total assets		$421,677,394	$377,516,375	$367,543,766

(continued)

4

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
June 30, 2021, December 31, 2020 and June 30, 2020 (June 30, 2021 and 2020 are unaudited)
(Expressed in Thousands of New Taiwan Dollars)

		As of
Liabilities and Equity	Notes	June 30, 2021	December 31, 2020	June 30, 2020
Current liabilities
Short-term loans	6(11), 6(27)	$5,386,301	$11,057,132	$9,611,795
Financial liabilities at fair value through profit or loss, current	6(12)	2,067	2,326	771
Contract liabilities, current	6(20)	2,883,910	2,040,989	1,643,915
Notes and accounts payable		8,420,709	7,862,137	8,556,346
Other payables	7	19,490,596	17,877,736	17,100,639
Payables on equipment		6,669,466	5,448,921	3,215,802
Dividends payable	6(18)	19,875,842	-	9,765,155
Current tax liabilities		2,172,539	1,050,965	890,042
Lease liabilities, current	6(9), 6(27)	553,599	550,147	569,874
Current portion of long-term liabilities	6(13), 6(14), 6(27)	14,263,379	26,985,078	7,711,794
Other current liabilities	6(16), 6(17), 6(27), 7	5,286,095	5,368,095	6,041,963
Total current liabilities		85,004,503	78,243,526	65,108,096

Non-current liabilities
Contract liabilities, noncurrent	6(20)	446,560	456,480	474,880
Bonds payable	6(13), 6(27)	20,081,952	16,690,474	16,689,185
Long-term loans	6(14), 6(27)	30,884,834	8,080,938	36,806,693
Deferred tax liabilities		1,644,805	1,631,459	2,016,205
Lease liabilities, noncurrent	6(9), 6(27)	4,770,712	5,026,717	5,381,737
Net defined benefit liabilities, noncurrent	6(15)	3,716,914	4,162,654	3,998,181
Guarantee deposits	6(27)	7,748,047	235,199	113,715
Other noncurrent liabilities-others	6(16), 6(27), 9(6)	27,186,940	27,215,826	27,752,663
Total non-current liabilities		96,480,764	63,499,747	93,233,259

Total liabilities		181,485,267	141,743,273	158,341,355

Equity attributable to the parent company
Capital	6(18)
Common stock		124,232,695	124,224,015	122,223,715
Additional paid-in capital	6(18), 6(19)
Premiums		36,809,962	36,809,962	36,809,962
Treasury stock transactions		3,340,664	3,340,664	2,746,402
The differences between the fair value of the consideration paid or received from acquiring or disposing subsidiaries and the carrying amounts of the subsidiaries		466,457	466,457	466,457
Recognition of changes in subsidiaries’ ownership		6,077	-	1,089
Share of changes in net assets of associates and joint ventures accounted for using equity method		85,738	93,880	84,929
Employee stock options		235,576	88,504	289,641
Restricted stock for employees		2,226,830	2,170,666	-
Other		10,869	241,081	429,477
Retained earnings	6(18)
Legal reserve		15,734,416	12,536,526	12,536,526
Special reserve		8,164,648	11,022,314	11,022,314
Unappropriated earnings		58,464,798	56,617,520	37,347,592
Other components of equity	6(19)
Exchange differences on translation of foreign operations		(15,600,378)	(11,890,876)	(10,991,573)
Unrealized gains or losses on financial assets measured at fair value through other comprehensive income		9,011,103	3,726,229	(2,519,161)
Unearned employee compensation		(2,983,727)	(3,667,395)	-
Treasury stock	6(18), 6(19)	(119,801)	(119,801)	(1,320,413)
Total equity attributable to the parent company		240,085,927	235,659,746	209,126,957

Non-controlling interests	6(18)	106,200	113,356	75,454
Total equity		240,192,127	235,773,102	209,202,411

Total liabilities and equity		$421,677,394	$377,516,375	$367,543,766

The accompanying notes are an integral part of the consolidated financial statements.

5

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the three-month and six-month periods ended June 30, 2021 and 2020
(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share)

		For the three-month periods ended June 30,		For the six-month periods ended June 30,
	Notes	2021	2020	2021	2020
Operating revenues	6(20), 7	$ 50,907,741	$ 44,386,260	$ 98,004,753	$ 86,654,107
Operating costs	6(4), 6(10), 6(15), 6(19), 6(20), 6(21), 7	(34,999,769)	(34,128,791)	(69,602,479)	(68,274,367)
Gross profit		15,907,972	10,257,469	28,402,274	18,379,740
Operating expenses	6(3), 6(10), 6(15), 6(19), 6(21), 7
Sales and marketing expenses		(1,130,719)	(928,531)	(2,220,116)	(1,968,307)
General and administrative expenses		(1,900,665)	(1,538,899)	(3,706,931)	(3,082,464)
Research and development expenses		(3,168,316)	(3,202,675)	(6,217,308)	(6,387,543)
Expected credit impairment gains (losses)		(1,410)	(7,549)	11,042	38,726
Subtotal		(6,201,110)	(5,677,654)	(12,133,313)	(11,399,588)
Net other operating income and expenses	6(16), 6(22)	1,606,236	1,265,901	2,665,884	2,279,585
Operating income		11,313,098	5,845,716	18,934,845	9,259,737
Non-operating income and expenses
Interest income		153,184	215,012	269,627	465,630
Other income		573,188	153,884	587,294	157,986
Other gains and losses	6(23)	836,496	480,765	2,613,493	(737,360)
Finance costs	6(23)	(478,989)	(535,082)	(885,238)	(1,168,981)
Share of profit or loss of associates and joint ventures	6(6)	881,483	914,379	2,648,052	67,373
Exchange gain, net		-	-	9,367	-
Exchange loss, net		(84,089)	(410,657)	-	(558,492)
Subtotal		1,881,273	818,301	5,242,595	(1,773,844)
Income from continuing operations before income tax		13,194,371	6,664,017	24,177,440	7,485,893
Income tax expense	6(25)	(1,327,770)	(612,999)	(2,421,941)	(204,570)
Net income		11,866,601	6,051,018	21,755,499	7,281,323
Other comprehensive income (loss)	6(24)
Items that will not be reclassified subsequently to profit or loss
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income		(384,002)	4,470,138	3,792,383	1,364,381
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss		723,178	547,790	1,598,917	(41,099)
Income tax related to items that will not be reclassified subsequently	6(25)	(27,393)	14,299	(60,695)	56,899
Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		(2,232,217)	(1,857,385)	(3,688,455)	(1,917,606)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss		(35,248)	(13,152)	(40,824)	(12,173)
Income tax related to items that may be reclassified subsequently	6(25)	20,778	16,179	19,760	13,200
Total other comprehensive income (loss)		(1,934,904)	3,177,869	1,621,086	(536,398)
Total comprehensive income (loss)		$9,931,697	$9,228,887	$ 23,376,585	$6,744,925

Net income (loss) attributable to:
Shareholders of the parent		$ 11,943,075	$6,680,784	$ 22,370,990	$8,887,714
Non-controlling interests		(76,474)	(629,766)	(615,491)	(1,606,391)
		$ 11,866,601	$6,051,018	$ 21,755,499	$7,281,323

Comprehensive income (loss) attributable to:
Shareholders of the parent		$ 10,008,186	$9,858,669	$ 23,992,093	$8,224,659
Non-controlling interests		(76,489)	(629,782)	(615,508)	(1,479,734)
		$9,931,697	$9,228,887	$ 23,376,585	$6,744,925

Earnings per share (NTD)	6(26)
Earnings per share-basic		$0.98	$0.55	$1.83	$0.74
Earnings per share-diluted		$0.96	$0.54	$1.80	$0.71

The accompanying notes are an integral part of the consolidated financial statements.

6

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the six-month periods ended June 30, 2021 and 2020
(Expressed in Thousands of New Taiwan Dollars)

		Equity Attributable to the Parent Company
		Capital			Retained Earnings			Other Components of Equity
	Notes	Common Stock	Collected in Advance	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Exchange Differences on Translation of Foreign Operations	Unrealized Gains or Losses on Financial Assets Measured at Fair Value through Other Comprehensive Income	Unearned Employee Compensation	Treasury Stock	Total	Non- Controlling Interests	Total Equity
Balance as of January 1, 2020	6(18)	$ 117,243,187	$332,611	$ 39,550,394	$ 11,572,579	$ 14,513,940	$ 34,733,761	$ (8,948,337)	$ (2,073,977)	$ -	$ (119,801)	$ 206,804,357	$410,065	$ 207,214,422
Appropriation and distribution of 2019 retained earnings	6(18)
Legal reserve		-	-	-	963,947	-	(963,947)	-	-	-	-	-	-	-
Cash dividends		-	-	-	-	-	(9,765,155)	-	-	-	-	(9,765,155)	-	(9,765,155)
Special reserve reversed		-	-	-	-	(3,491,626)	3,491,626	-	-	-	-	-	-	-
Net income (loss) in the first half of 2020	6(18)	-	-	-	-	-	8,887,714	-	-	-	-	8,887,714	(1,606,391)	7,281,323
Other comprehensive income (loss) in the first half of 2020	6(18), 6(24)	-	-	-	-	-	-	(2,043,236)	1,380,181	-	-	(663,055)	126,657	(536,398)
Total comprehensive income (loss)		-	-	-	-	-	8,887,714	(2,043,236)	1,380,181	-	-	8,224,659	(1,479,734)	6,744,925
Share-based payment transaction	6(19)	-	-	77,198	-	-	-	-	-	-	-	77,198	-	77,198
Conversion of convertible bonds	6(13), 6(18)	4,980,528	(332,611)	1,862,366	-	-	-	-	-	-	-	6,510,283	-	6,510,283
Treasury stock acquired	6(18)	-	-	-	-	-	-	-	-	-	(1,200,612)	(1,200,612)	-	(1,200,612)
Share of changes in net assets of associates and joint ventures accounted for using equity method		-	-	(38,339)	-	-	-	-	-	-	-	(38,339)	-	(38,339)
The differences between the fair value of the consideration paid or received from acquiring or disposing subsidiaries and the carrying amounts of the subsidiaries	6(18)	-	-	(106,879)	-	-	-	-	-	-	-	(106,879)	106,879	-
Changes in subsidiaries’ ownership	6(18)	-	-	(129)	-	-	-	-	-	-	-	(129)	(31)	(160)
Disposal of equity instruments investments measured at fair value through other comprehensive income	6(5)	-	-	-	-	-	1,825,365	-	(1,825,365)	-	-	-	-	-
Non-Controlling Interests	6(18)	-	-	-	-	-	-	-	-	-	-	-	(570,188)	(570,188)
Others	6(18)	-	-	(516,654)	-	-	(861,772)	-	-	-	-	(1,378,426)	1,608,463	230,037
Balance as of June 30, 2020	6(18)	$ 122,223,715	$ -	$ 40,827,957	$ 12,536,526	$ 11,022,314	$ 37,347,592	$ (10,991,573)	$ (2,519,161)	$ -	$ (1,320,413)	$ 209,126,957	$ 75,454	$ 209,202,411

Balance as of January 1, 2021	6(18)	$ 124,224,015	$ -	$ 43,211,214	$ 12,536,526	$ 11,022,314	$ 56,617,520	$ (11,890,876)	$3,726,229	$ (3,667,395)	$ (119,801)	$ 235,659,746	$113,356	$ 235,773,102
Appropriation and distribution of 2020 retained earnings	6(18)
Legal reserve		-	-	-	3,197,890	-	(3,197,890)	-	-	-	-	-	-	-
Cash dividends		-	-	-	-	-	(19,875,842)	-	-	-	-	(19,875,842)	-	(19,875,842)
Special reserve reversed		-	-	-	-	(2,857,666)	2,857,666	-	-	-	-	-	-	-
Net income (loss) in the first half of 2021	6(18)	-	-	-	-	-	22,370,990	-	-	-	-	22,370,990	(615,491)	21,755,499
Other comprehensive income (loss) in the first half of 2021	6(18), 6(24)	-	-	-	-	-	-	(3,709,502)	5,330,605	-	-	1,621,103	(17)	1,621,086
Total comprehensive income (loss)		-	-	-	-	-	22,370,990	(3,709,502)	5,330,605	-	-	23,992,093	(615,508)	23,376,585
Share-based payment transaction	6(19)	8,680	-	203,236	-	-	-	-	-	683,668	-	895,584	-	895,584
Share of changes in net assets of associates and joint ventures accounted for using equity method		-	-	(8,142)	-	-	45,731	-	(45,731)	-	-	(8,142)	-	(8,142)
Changes in subsidiaries’ ownership	6(18)	-	-	6,077	-	-	-	-	-	-	-	6,077	(6,074)	3
Non-Controlling Interests	6(18)	-	-	-	-	-	-	-	-	-	-	-	10,442	10,442
Others	6(18)	-	-	(230,212)	-	-	(353,377)	-	-	-	-	(583,589)	603,984	20,395
Balance as of June 30, 2021	6(18)	$ 124,232,695	$ -	$ 43,182,173	$ 15,734,416	$8,164,648	$ 58,464,798	$ (15,600,378)	$9,011,103	$ (2,983,727)	$ (119,801)	$ 240,085,927	$106,200	$ 240,192,127

The accompanying notes are an integral part of the consolidated financial statements.

7

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the six-month periods ended June 30, 2021 and 2020
(Expressed in Thousands of New Taiwan Dollars)

	For the six-month periods ended June 30,
	2021	2020
Cash flows from operating activities:
Net income before tax	$24,177,440	$7,485,893
Adjustments to reconcile net income before tax to net cash provided by operating activities:
Depreciation	22,097,938	23,418,290
Amortization	1,406,214	1,327,192
Expected credit impairment gains	(11,042)	(38,726)
Net loss (gain) of financial assets and liabilities at fair value through profit or loss	(2,581,357)	512,692
Interest expense	851,568	1,140,213
Interest income	(269,627)	(465,630)
Dividend income	(587,294)	(157,986)
Share-based payment	895,619	75,186
Share of profit of associates and joint ventures	(2,648,052)	(67,373)
Gain on disposal of property, plant and equipment	(24,548)	(13,504)
Loss on disposal of investments	10,977	43,429
Exchange loss (gain) on financial assets and liabilities	(209,018)	318,244
Amortization of deferred government grants	(1,998,423)	(2,015,342)
Income and expense adjustments	16,932,955	24,076,685
Changes in operating assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	307,355	134,112
Contract assets	(14,334)	(78,679)
Notes receivable and accounts receivable	(3,329,328)	(1,704,949)
Other receivables	86,526	(57,024)
Inventories	(211,675)	(1,800,830)
Prepayments	592,543	1,382,130
Other current assets	1,550	-
Contract fulfillment costs	(275,432)	(380,771)
Contract liabilities	888,145	673,933
Notes and accounts payable	706,246	(252,048)
Other payables	2,107,775	1,877,882
Other current liabilities	(410,986)	(173,979)
Net defined benefit liabilities	(445,740)	(27,192)
Other noncurrent liabilities-others	97,754	-
Cash generated from operations	41,210,794	31,155,163
Interest received	261,000	419,345
Dividend received	1,118,068	218,152
Interest paid	(835,208)	(1,011,563)
Income tax refunded (paid)	(350,465)	353,710
Net cash provided by operating activities	41,404,189	31,134,807

(continued)

8

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the six-month periods ended June 30, 2021 and 2020
(Expressed in Thousands of New Taiwan Dollars)

	For the six-month periods ended June 30,
	2021	2020
Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	$(423,347)	$(540,785)
Proceeds from disposal of financial assets at fair value through profit or loss	174,553	206,157
Acquisition of investments accounted for under the equity method	-	(59,900)
Proceeds from disposal of investments accounted for under the equity method	-	30,609
Increase in prepayment for investments	(15,782)	(4,069)
Proceeds from capital reduction and liquidation of investments	394,943	-
Disposal of subsidiary	(10,190)	-
Acquisition of property, plant and equipment	(15,871,541)	(7,900,682)
Proceeds from disposal of property, plant and equipment	65,818	37,559
Increase in refundable deposits	(64,425)	(22,264)
Decrease in refundable deposits	106,488	207,818
Acquisition of intangible assets	(1,453,594)	(900,616)
Government grants related to assets acquisition	2,428,002	72,619
Increase in other financial assets	(13,650,323)	(9,845,292)
Decrease in other financial assets	2,749,748	1,751,969
Increase in other noncurrent assets-others	(32,412)	(21,431)
Net cash used in investing activities	(25,602,062)	(16,988,308)
Cash flows from financing activities:
Increase in short-term loans	5,725,614	7,370,653
Decrease in short-term loans	(11,234,459)	(9,572,833)
Proceeds from bonds issued	9,600,000	-
Bonds issuance costs	(10,915)	-
Redemption of bonds	(2,000,000)	(13,702,875)
Proceeds from long-term loans	13,942,745	12,000,000
Repayments of long-term loans	(7,450,475)	(2,877,809)
Increase in guarantee deposits	7,676,795	240,679
Decrease in guarantee deposits	(90,252)	(118,845)
Cash payments for the principal portion of the lease liability	(350,626)	(366,401)
Treasury stock acquired	-	(1,200,612)
Change in non-controlling interests	10,442	(570,188)
Others	(976)	1,853
Net cash provided by (used in) financing activities	15,817,893	(8,796,378)
Effect of exchange rate changes on cash and cash equivalents	(1,667,574)	(970,981)
Net increase in cash and cash equivalents	29,952,446	4,379,140
Cash and cash equivalents at beginning of period	94,048,036	95,492,477
Cash and cash equivalents at end of period	$124,000,482	$99,871,617

The accompanying notes are an integral part of the consolidated financial statements.

9

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the Six-Month Periods Ended June 30, 2021 and 2020

(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

1.	HISTORY AND ORGANIZATION

United Microelectronics Corporation (UMC) was incorporated in Republic of China (R.O.C.) in May 1980 and commenced operations in April 1982. UMC is a full service semiconductor wafer foundry, and provides a variety of services to satisfy customer needs. UMC’s ordinary shares were publicly listed on the Taiwan Stock Exchange (TWSE) in July 1985 and its American Depositary Shares (ADSs) were listed on the New York Stock Exchange (NYSE) in September 2000.

The address of its registered office and principal place of business is No. 3, Li-Hsin Road II, Hsinchu Science Park, Hsinchu City, Taiwan. The principal operating activities of UMC and its subsidiaries (“the Company”) are described in Notes 4(3) and 14.

2.	DATE AND PROCEDURES OF AUTHORIZATION OF FINANCIAL STATEMENTS FOR ISSUE

The consolidated financial statements of the Company were authorized for issue in accordance with a resolution of the Board of Directors’ meeting on July 28, 2021.

3.	NEWLY ISSUED OR REVISED STANDARDS AND INTERPRETATIONS

(1)	The Company applied International Financial Reporting Standards, International Accounting Standards, and Interpretations issued, revised or amended which are endorsed by Financial Supervisory Commission (“FSC”) and become effective for annual periods beginning on or after January 1, 2021. There were no newly adopted or revised standards and interpretations that have material impact on the Company’s financial position and performance.

(2)	Standards issued by International Accounting Standards Board (“IASB”) but not yet endorsed by FSC (the effective dates are to be determined by FSC) are listed below:

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New, Revised or Amended Standards and Interpretations	Effective Date issued by IASB
IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” - Sale or Contribution of Assets between an Investor and its Associate or Joint Ventures	To be determined by IASB
IFRS 17 “Insurance Contracts”	January 1, 2023
Amendments to IAS 1 “Presentation of Financial Statements” - Classification of Liabilities as Current or Non-current	January 1, 2023
Narrow-scope amendments of IFRS, including Amendments to IFRS 3, Amendments to IAS 16, Amendments to IAS 37	January 1, 2022
Annual Improvements to IFRS Standards 2018 - 2020:	January 1, 2022
Amendments to IFRS 1 “First-time Adoption of International Financial Reporting Standards”
Amendments to IFRS 9 “Financial Instruments”
Amendments to IFRS 16 “Leases”
Amendments to IAS 41 “Agriculture”
Amendments to IAS 1 “Presentation of Financial Statements” - Disclosure Initiative - Accounting Policies	January 1, 2023
Amendments to IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” - Definition of Accounting Estimates	January 1, 2023
Amendment to IAS 12 “Income Taxes” - Deferred Tax related to Assets and Liabilities arising from a Single Transaction	January 1, 2023

The potential effects of adopting the standards or interpretations issued by IASB but not yet endorsed by FSC on the Company’s financial statements in future periods are summarized as below:

a.	IFRS 10 “Consolidated Financial Statements” (“IFRS 10”) and IAS 28 “Investments in Associates and Joint Ventures” - Sale or Contribution of Assets between an Investor and its Associate or Joint Ventures (Amendment) (“IAS 28”)

The amendments address the inconsistency between the requirements in IFRS 10 and IAS 28, in dealing with the loss of control of a subsidiary that is contributed to an associate or a joint venture. IAS 28 restricts gains and losses arising from contributions of non-monetary assets to an associate or a joint venture to the extent of the interest attributable to the other equity holders in the associate or joint venture. IFRS 10 requires full profit or loss recognition on the loss of control of a subsidiary. IAS 28 was amended so that the gain or loss resulting from the sale or contribution of assets that constitute a business as defined in IFRS 3 “Business Combinations” (IFRS 3) between an investor and its associate or joint venture is recognized in full.

11

IFRS 10 was also amended so that the gain or loss resulting from the sale or contribution of a subsidiary that does not constitute a business as defined in IFRS 3 between an investor and its associate or joint venture is recognized only to the extent of the unrelated investors’ interests in the associate or joint venture.

b.	IAS 1 “Presentation of Financial Statements” (“IAS 1”) - Classification of Liabilities as Current or Non-current (Amendment)

These are the amendments to paragraphs 69-76 of IAS 1 presentation of financial statements and the amended paragraphs related to the classification of liabilities as current or non-current.

c.	Narrow-scope amendments of IFRS, including Amendments to IFRS 3, Amendments to IAS 16, Amendments to IAS 37
i.	Updating a Reference to the Conceptual Framework (Amendments to IFRS 3)

The amendments updated IFRS 3 by replacing a reference to an old version of the Conceptual Framework for Financial Reporting with a reference to the latest version, which was issued in March 2018. The amendments also added an exception to the recognition principle of IFRS 3 to avoid the issue of potential “day 2” gains or losses arising for liabilities and contingent liabilities. Besides, the amendments clarify existing guidance in IFRS 3 for contingent assets that would not be affected by replacing the reference to the Conceptual Framework.

ii.	Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16)

The amendments prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognise such sales proceeds and related cost in profit or loss.

iii.	Onerous Contracts - Cost of Fulfilling a Contract (Amendments to IAS 37)

The amendments clarify what costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous.

d.	Annual Improvements to IFRS Standards 2018 – 2020
i.	Amendment to IFRS 1

The amendment simplifies the application of IFRS 1 by a subsidiary that becomes a first-time adopter after its parent in relation to the measurement of cumulative translation differences.

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ii.	Amendment to IFRS 9 Financial Instruments

The amendment clarifies the fees a company includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability.

iii.	Amendment to Illustrative Examples Accompanying IFRS 16 Leases

The amendment to Illustrative Example 13 accompanying IFRS 16 modifies the treatment of lease incentives relating to lessee’s leasehold improvements.

e.	IAS 1 “Presentation of Financial Statements” (“IAS 1”) - Disclosure Initiative - Accounting Policies (Amendment)

The amendments improve accounting policy disclosures that to provide more useful information to investors and other primary users of the financial statements.

f.	IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” (“IAS 8”) - Definition of Accounting Estimates (Amendment)

The amendments introduce the definition of accounting estimates and included other amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to help companies distinguish changes in accounting estimates from changes in accounting policies.

g.	IAS 12 “Income Taxes” (“IAS 12”) - Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendment)

The amendments narrow the scope of the recognition exemption in paragraphs 15 and 24 of IAS 12 so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences.

The Company is currently evaluating the potential impact of the aforementioned standards and interpretations listed (a) ~ (g) to the Company’s financial position and performance, and the related impact will be disclosed when the evaluation is completed.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1)	Statement of Compliance

The Company’s consolidated financial statements were prepared in accordance with Regulations Governing the Preparation of Financial Reports by Securities Issuers (Regulations) and IAS 34 “Interim Financial Reporting” which is endorsed and become effective by FSC.

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(2)	Basis of Preparation

The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments measured at fair value.

(3)	General Description of Reporting Entity

a.	Principles of consolidation

The same principles of consolidation have been applied in the Company’s consolidated financial statements as those applied in the Company’s consolidated financial statements for the year ended December 31, 2020. For the principles of consolidation, please refer to Note 4(3) of the Company’s consolidated financial statements for the year ended December 31, 2020.

b.	The consolidated entities are as follows:

As of June 30, 2021, December 31, 2020 and June 30, 2020

			Percentage of ownership (%) As of
Investor	Subsidiary	Business nature	June 30, 2021	December 31, 2020	June 30, 2020
UMC	UMC GROUP (USA)	IC Sales	100.00	100.00	100.00
UMC	UNITED MICROELECTRONICS (EUROPE) B.V.	Marketing support activities	100.00	100.00	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00	100.00	100.00
UMC	GREEN EARTH LIMITED (GE)	Investment holding	100.00	100.00	100.00
UMC	TLC CAPITAL CO., LTD. (TLC)	Venture capital	100.00	100.00	100.00
UMC	UMC INVESTMENT (SAMOA) LIMITED	Investment holding	100.00	100.00	100.00
UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for venture capital	100.00	100.00	100.00
UMC	UMC GROUP JAPAN	IC Sales	-	-	100.00
UMC	UMC KOREA CO., LTD.	Marketing support activities	100.00	100.00	100.00
UMC	OMNI GLOBAL LIMITED (OMNI)	Investment holding	100.00	100.00	100.00
UMC	SINO PARAGON LIMITED	Investment holding	100.00	100.00	100.00

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UMC	BEST ELITE INTERNATIONAL LIMITED (BE)	Investment holding	100.00	100.00	100.00
UMC	UNITED SEMICONDUCTOR JAPAN CO., LTD.	Sales and manufacturing of integrated circuits	100.00	100.00	100.00
UMC, FORTUNE and TLC	NEXPOWER TECHNOLOGY CORP. (NEXPOWER)	Sales and manufacturing of solar power batteries	-	-	93.36
UMC and FORTUNE	WAVETEK MICROELECTRONICS CORPORATION (WAVETEK)	Sales and manufacturing of integrated circuits	80.94	81.40	82.23
UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	-	-	100.00
TLC	SOARING CAPITAL CORP.	Investment holding	100.00	100.00	100.00
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00	100.00	100.00
GE	UNITED MICROCHIP CORPORATION	Investment holding	100.00	100.00	100.00
FORTUNE	TERA ENERGY DEVELOPMENT CO., LTD. (TERA ENERGY)	Energy technical services	100.00	100.00	100.00
TERA ENERGY	EVERRICH ENERGY INVESTMENT (HK) LIMITED (EVERRICH-HK)	Investment holding	100.00	100.00	100.00
EVERRICH-HK	EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	100.00	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (NEW YORK)	Research and development	-	-	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	Research and development	100.00	100.00	100.00
OMNI	ECP VITA PTE. LTD.	Insurance	100.00	100.00	100.00
OMNI	UMC TECHNOLOGY JAPAN CO., LTD.	Semiconductor manufacturing technology development and consulting services	-	100.00	100.00
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WAVETEK	WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED (WAVETEK-SAMOA)	Investment holding	100.00	100.00	100.00
WAVETEK- SAMOA	WAVETEK MICROELECTRONICS CORPORATION (USA)	Marketing service	100.00	100.00	100.00
BE	INFOSHINE TECHNOLOGY LIMITED (INFOSHINE)	Investment holding	100.00	100.00	100.00
INFOSHINE	OAKWOOD ASSOCIATES LIMITED (OAKWOOD)	Investment holding	100.00	100.00	100.00
OAKWOOD	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. (HEJIAN)	Sales and manufacturing of integrated circuits	99.9985	99.9985	99.9985
HEJIAN	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Integrated circuits design services	100.00	100.00	100.00
UNITED MICROCHIP CORPORATION and HEJIAN	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Sales and manufacturing of integrated circuits	67.76	67.76	65.22

(4)	Other Significant Accounting Policies

The same accounting policies of consolidation have been applied in the Company’s consolidated financial statements as those applied in the Company’s consolidated financial statements for the year ended December 31, 2020. For the summary of significant accounting policies, please refer to Note 4 of the Company’s consolidated financial statements for the year ended December 31, 2020.

5.	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The same significant accounting judgments, estimates and assumptions have been applied in the Company’s consolidated financial statements for the six-month period ended June 30, 2021 as those applied in the Company’s consolidated financial statements for the year ended December 31, 2020. For significant accounting judgments, estimates and assumptions, please refer to Note 5 of the Company’s consolidated financial statements for the year ended December 31, 2020.

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6.	CONTENTS OF SIGNIFICANT ACCOUNTS

(1)	Cash and Cash Equivalents

	As of
	June 30, 2021	December 31, 2020	June 30, 2020
Cash on hand and petty cash	$5,993	$5,765	$5,959
Checking and savings accounts	30,494,446	20,163,007	22,571,570
Time deposits	83,661,342	66,939,601	66,178,461
Repurchase agreements collateralized by government bonds and corporate notes	9,838,701	6,939,663	11,115,627
Total	$124,000,482	$94,048,036	$99,871,617

(2)	Financial Assets at Fair Value through Profit or Loss

	As of
	June 30, 2021	December 31, 2020	June 30, 2020
Financial assets mandatorily measured at fair value through profit or loss
Common stocks	$11,258,924	$9,654,682	$8,078,649
Preferred stocks	2,780,803	3,299,004	3,151,567
Funds	3,895,641	2,674,476	2,325,532
Convertible Bonds	537,168	412,175	339,360
Forward contracts	910	2,384	2,564
Total	$18,473,446	$16,042,721	$13,897,672

Current	$1,021,168	$1,216,634	$1,013,842
Noncurrent	17,452,278	14,826,087	12,883,830
Total	$18,473,446	$16,042,721	$13,897,672

(3)	Accounts Receivable, Net

	As of
	June 30, 2021	December 31, 2020	June 30, 2020
Accounts receivable	$29,986,486	$27,300,439	$27,653,772
Less: loss allowance	(191,099)	(206,084)	(650,254)
Net	$29,795,387	$27,094,355	$27,003,518

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Aging analysis of accounts receivable:

	As of
	June 30, 2021	December 31, 2020	June 30, 2020
Neither past due	$26,948,089	$23,801,905	$23,591,567
Past due:
≤ 30 days	2,270,947	2,730,865	2,382,544
31 to 60 days	158,246	95,398	206,509
61 to 90 days	11,273	13,258	109,209
91 to 120 days	7,190	23,774	75,941
≥ 121 days	590,741	635,239	1,288,002
Subtotal	3,038,397	3,498,534	4,062,205
Total	$29,986,486	$27,300,439	$27,653,772

Movement of loss allowance for accounts receivable:

	For the six-month periods ended June 30,
	2021	2020
Beginning balance	$206,084	$697,590
Net recognize (reversal) for the period	(14,985)	(47,336)
Ending balance	$191,099	$650,254

The collection periods for third party domestic sales and third party overseas sales were month-end 30~60 days and net 30~60 days, respectively.

An impairment analysis is performed at each reporting date to measure expected credit losses (ECLs) of accounts receivable. For the receivables past due within 60 days, including not past due, the Company estimates an expected credit loss rate to calculate ECLs. For the six-month periods ended June 30, 2021 and 2020, the expected credit loss rates are not greater than 0.2%. The rate is determined based on the Company’s historical credit loss experience and customer’s current financial condition, adjusted for forward-looking factors such as customer’s economic environment. For the receivables past due over 60 days, the Company applies the aforementioned rate and assesses individually whether to recognize additional expected credit losses by considering customer’s operating condition and debt-paying ability.

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(4)	Inventories, Net

	As of
	June 30, 2021	December 31, 2020	June 30, 2020
Raw materials	$4,367,220	$5,507,002	$5,969,112
Supplies and spare parts	4,672,412	4,290,672	4,484,571
Work in process	12,901,840	11,872,971	11,385,606
Finished goods	497,500	881,841	1,502,751
Total	$22,438,972	$22,552,486	$23,342,040

a.	For the three-month periods ended June 30, 2021 and 2020, the Company recognized NT$33,662 million and NT$33,081 million, respectively, in operating cost, of which NT$252 million and NT$26 million were related to reversal of write-down of inventories. For the six-month periods ended June 30, 2021 and 2020, the Company recognized NT$67,294 million and NT$66,143 million, respectively, in operating cost, of which NT$135 and NT$227 million were related to reversal of write-down of inventories.

b.	None of the aforementioned inventories were pledged.

(5)	Financial Assets at Fair Value through Other Comprehensive Income, Non-Current

	As of
	June 30, 2021	December 31, 2020	June 30, 2020
Equity instruments
Common stocks	$14,165,661	$10,355,999	$6,974,053
Preferred stocks	152,866	170,145	101,110
Total	$14,318,527	$10,526,144	$7,075,163

a.	These investments in equity instruments are held for medium to long-term purposes and therefore are accounted for as fair value through other comprehensive income.

b.	Dividend income from equity instruments designated as fair value through other comprehensive income were both nil for the six-month periods ended June 30, 2021 and 2020.
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c.	In consideration of the Company’s investment strategy, the Company disposed and derecognized certain investments designated as fair value through other comprehensive income. Details on derecognition of such investments for the six-month periods ended June 30, 2021 and 2020 are as follow:

	For the six-month periods ended June 30,
	2021	2020
Fair value on the date of disposal	$-	$9,012,450
Cumulative gains (losses) reclassified to retained earnings due to derecognition	$-	$1,825,365

(6)	Investments Accounted for Under the Equity Method

a.	Details of investments accounted for under the equity method are as follows:

	As of
	June 30, 2021		December 31, 2020		June 30, 2020
Investee companies	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights
Listed companies
FARADAY TECHNOLOGY CORP. (FARADAY) (Note A)	$1,661,423	13.78	$1,589,448	13.78	$1,462,377	13.78
UNIMICRON TECHNOLOGY CORP. (UNIMICRON) (Note B)	9,565,280	13.30	9,107,377	13.36	8,934,281	13.37
Unlisted companies
MTIC HOLDINGS PTE. LTD. (Note C)	-	45.44	26,966	45.44	9,677	45.44
PURIUMFIL INC.	6,188	44.45	6,206	44.45	7,103	44.45
UNITECH CAPITAL INC.	850,393	42.00	823,185	42.00	732,955	42.00
TRIKNIGHT CAPITAL CORPORATION	2,905,912	40.00	2,488,169	40.00	2,179,532	40.00
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HSUN CHIEH CAPITAL CORP.	$242,894	40.00	$195,675	40.00	$179,704	40.00
HSUN CHIEH INVESTMENT CO., LTD.	11,370,011	36.49	10,165,563	36.49	4,453,423	36.49
YANN YUAN INVESTMENT CO., LTD.	7,956,533	28.22	6,551,136	30.87	3,707,707	30.87
UNITED LED CORPORATION HONG KONG LIMITED	96,397	25.14	96,026	25.14	104,302	25.14
VSENSE CO., LTD. (Note C)	-	23.98	941	23.98	6,003	24.39
TRANSLINK CAPITAL PARTNERS I, L.P. (Note D)	128,285	10.38	174,985	10.38	198,393	10.38
WINAICO IMMOBILIEN GMBH (Note E)	-	-	-	-	-	44.78
Total	$34,783,316		$31,225,677		$21,975,457

Note A:	Beginning from June 2015, the Company accounts for its investment in FARADAY as an associate given the fact that the Company obtained the ability to exercise significant influence over FARADAY through representation on its Board of Directors.

Note B:	Beginning from June 2020, the Company accounts for its investment in UNIMICRON as an associate given the fact that the Company obtained the ability to exercise significant influence over UNIMICRON through representation on its Board of Directors. UNIMICRON was previously measured at fair value through other comprehensive income and reclassified as investments accounted for under the equity method. Cumulative fair value changes that was previously recognized in other comprehensive income up to reclassification date was reclassified to retained earnings in the current period.
21

Note C:	When the Company’s share of losses of an associate or joint venture equals or exceeds its interest in that associate or joint venture, the Company discontinues recognizing its share of further losses. Additional losses and liabilities are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of that associate.

Note D:	The Company follows international accounting practices in equity accounting for limited partnerships and uses the equity method to account for these investees.

Note E:	WINAICO IMMOBILIEN GMBH was a joint venture to the Company disposed in December 2020.

The carrying amount of investments accounted for using the equity method for which there are published price quotations amounted to NT$11,227 million, NT$10,697 million and NT$10,397 million, as of June 30, 2021, December 31, 2020 and June 30, 2020, respectively. The fair value of these investments were NT$27,907 million, NT$18,885 million and NT$11,415 million, as of June 30, 2021, December 31, 2020 and June 30, 2020, respectively.

Certain investments accounted for under the equity method were reviewed by other independent accountants. Shares of profit or loss of these associates and joint ventures amounted to NT$880 million, NT$889 million, NT$2,591 million and NT$63 million for the three-month and six-month periods ended June 30, 2021 and 2020, respectively. Share of other comprehensive income (loss) of these associates and joint ventures amounted to NT$678 million, NT$529 million, NT$1,530 million and NT$(41) million for the three-month and six-month periods ended June 30, 2021 and 2020, respectively. The balances of investments accounted for under the equity method were NT$32,648 million, NT$29,507 million and NT$20,008 million as of June 30, 2021, December 31, 2020 and June 30, 2020, respectively.

Although the Company is the largest shareholder of some associates; after comprehensive assessment, the Company does not own the major voting rights as the remaining voting rights holders are able to align and prevent the Company from ruling the relevant operation. Therefore, the Company does not control but owns significant influence over the aforementioned associates.

None of the aforementioned associates and joint ventures were pledged.

22

b.	Financial information of associates and joint ventures:

There is no individually significant associate or joint venture for the Company. When an associate or a joint venture is a foreign operation, and the functional currency of the foreign entity is different from the Company, an exchange difference arising from translation of the foreign entity will be recognized in other comprehensive income (loss). Such exchange differences recognized in other comprehensive income (loss) in the financial statements for the three-month and six-month periods ended June 30, 2021 and 2020 were NT$(24) million, NT$(14) million, NT$(22) million and NT$(12) million, respectively, which were not included in the following table.

i.	The aggregate amount of the Company’s share of all its individually immaterial associates that are accounted for using the equity method is as follows:

	For the three-month periods ended June 30,
	2021	2020
Income (loss) from continuing operations	$881,483	$914,379
Other comprehensive income (loss)	712,155	551,828
Total comprehensive income (loss)	$1,593,638	$1,466,207

	For the six-month periods ended June 30,
	2021	2020
Income (loss) from continuing operations	$2,648,052	$67,373
Other comprehensive income (loss)	1,580,864	(38,339)
Total comprehensive income (loss)	$4,228,916	$29,034

ii.	The aggregate amount of the Company’s share of all its individually immaterial joint ventures that are accounted for using the equity method were both nil for the three-month and the six-month periods ended June 30, 2021 and 2020.

c.	One of UMC’s associates, HSUN CHIEH INVESTMENT CO., LTD., held 441 million shares of UMC’s stock as of June 30, 2021, December 31, 2020 and June 30, 2020, respectively. Another associate, YANN YUAN INVESTMENT CO., LTD., held 201 million shares, 201 million and 200 million shares of UMC’s stock as of June 30, 2021, December 31, 2020 and June 30, 2020, respectively.
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(7)	Other current assets

	As of
	June 30, 2021	December 31, 2020	June 30, 2020
Time deposits with original maturities of over three months to a year	$24,951,491	$14,305,779	$10,298,667
Costs to fulfill a contract	815,041	548,986	930,456
Others	70,016	71,566	-
Total	$25,836,548	$14,926,331	$11,229,123

(8)	Property, Plant and Equipment

For the six-month period ended June 30, 2021:

a.	Assets Used by the Company:

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2021	$1,690,613	$37,257,510	$871,569,325	$54,898	$6,908,778	$63,774	$16,529,296	$934,074,194
Additions	-	-	-	-	-	-	13,836,489	13,836,489
Disposals	-	(112)	(1,350,898)	(791)	(2,534)	-	(3,380)	(1,357,715)
Transfers and reclassifications	(98,596)	33,310	19,131,822	2,180	143,968	-	(18,186,201)	1,026,483
Exchange effect	(70,039)	(447,268)	(5,375,576)	(335)	(31,008)	(1,931)	(176,961)	(6,103,118)
As of June 30, 2021	$1,521,978	$36,843,440	$883,974,673	$55,952	$7,019,204	$61,843	$11,999,243	$941,476,333

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2021	$-	$19,851,288	$777,687,345	$42,732	$5,715,339	$49,963	$-	$803,346,667
Depreciation	-	747,866	20,663,551	2,692	261,379	3,864	-	21,679,352
Disposals	-	(112)	(1,344,102)	(791)	(2,528)	-	-	(1,347,533)
Transfers and reclassifications	-	1,682	32,173	-	-	-	-	33,855
Exchange effect	-	(100,283)	(4,063,287)	(183)	(18,711)	(1,434)	-	(4,183,898)
As of June 30, 2021	$-	$20,500,441	$792,975,680	$44,450	$5,955,479	$52,393	$-	$819,528,443
Net carrying amount:
As of June 30, 2021	$1,521,978	$16,342,999	$90,998,993	$11,502	$1,063,725	$9,450	$11,999,243	$121,947,890
24

b.	Assets Subject to Operating Leases:

Cost:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2021	$459,622	$2,451,311	$125,413	$1,315,633	$4,351,979
Transfers and reclassifications	98,596	(20,163)	(32,173)	-	46,260
Exchange effect	(4,534)	(9,606)	-	(3,990)	(18,130)
As of June 30, 2021	$553,684	$2,421,542	$93,240	$1,311,643	$4,380,109

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2021	$-	$1,007,545	$125,413	$1,171,885	$2,304,843
Depreciation	-	47,093	-	34,588	81,681
Transfers and reclassifications	-	(1,682)	(32,173)	-	(33,855)
Exchange effect	-	(4,207)	-	(3,025)	(7,232)
As of June 30, 2021	$-	$1,048,749	$93,240	$1,203,448	$2,345,437
Net carrying amount:
As of June 30, 2021	$553,684	$1,372,793	$-	$108,195	$2,034,672

For the six-month period ended June 30, 2020:

a.	Assets Used by the Company:

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2020	$1,692,123	$38,437,588	$865,547,572	$65,909	$6,842,124	$65,883	$5,583,516	$918,234,715
Additions	-	-	-	-	-	-	6,655,334	6,655,334
Disposals	-	-	(592,567)	(10,770)	(10,142)	-	(12,938)	(626,417)
Transfers and reclassifications	-	(1,277,518)	2,951,520	-	47,000	93	(6,142,864)	(4,421,769)
Exchange effect	(5,435)	(242,944)	(4,337,114)	(406)	(28,964)	(744)	(57,690)	(4,673,297)
As of June 30, 2020	$1,686,688	$36,917,126	$863,569,411	$54,733	$6,850,018	$65,232	$6,025,358	$915,168,566
25

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2020	$-	$18,950,520	$745,722,965	$47,794	$5,383,434	$46,147	$-	$770,150,860
Depreciation	-	867,540	21,859,780	2,700	253,826	3,883	-	22,987,729
Disposals	-	-	(592,329)	(10,326)	(10,123)	-	-	(612,778)
Transfers and reclassifications	-	(788,342)	(3,326,088)	-	(115,817)	(1,916)	-	(4,232,163)
Exchange effect	-	(14,293)	(2,787,206)	(214)	(15,615)	(660)	-	(2,817,988)
As of June 30, 2020	$-	$19,015,425	$760,877,122	$39,954	$5,495,705	$47,454	$-	$785,475,660
Net carrying amount:
As of June 30, 2020	$1,686,688	$17,901,701	$102,692,289	$14,779	$1,354,313	$17,778	$6,025,358	$129,692,906

b.	Assets Subject to Operating Leases:

Cost:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2020	$459,635	$2,637,271	$125,413	$1,315,180	$4,537,499
Transfers and reclassifications	-	(179,132)	-	-	(179,132)
Exchange effect	(45)	(6,824)	-	(5,449)	(12,318)
As of June 30, 2020	$459,590	$ 2,451,315	$125,413	$1,309,731	$4,346,049

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2020	$-	$1,019,036	$125,413	$1,102,809	$2,247,258
Depreciation	-	52,556	-	34,665	87,221
Transfers and reclassifications	-	(107,240)	-	-	(107,240)
Exchange effect	-	(2,103)	-	(2,869)	(4,972)
As of June 30, 2020	$-	$962,249	$125,413	$1,134,605	$2,222,267
Net carrying amount:
As of June 30, 2020	$459,590	$1,489,066	$-	$175,126	$2,123,782
26

In order to improve operations, reduce fixed costs and obtain the funds required for the company future operation. In the second quarter of 2020, the subsidiary of new business segment (NEXPOWER) disposed its building and facility equipment located in Taichung City in accordance with a resolution of the Board of Directors’ meeting, therefore, it was reclassified as non-current assets held for sale. The company completed the disposal in the third quarter of 2020 and recorded a gain on disposal of NT$1,081 million in the other operating income and expenses.

Please refer to Note 8 for property, plant and equipment pledged as collateral.

(9)	Leases

The Company leases various properties, such as land (including land use right), buildings, machinery and equipment, transportation equipment and other equipment with lease terms of 1 to 30 years, except for the land use rights with lease term of 50 years. Most lease contracts of land located in R.O.C state that lease payments will be adjusted based on the announced land value. The Company does not have purchase options of leased land at the end of the lease terms.

a.	The Company as a lessee

(a)	Right-of-use Assets

	As of
	June 30, 2021	December 31, 2020	June 30, 2020
Land (including land use right)	$5,023,688	$5,146,342	$5,378,963
Buildings	299,366	352,119	376,449
Machinery and equipment	2,061,684	2,227,035	2,337,425
Transportation equipment	20,167	12,252	10,869
Other equipment	8,425	10,294	12,913
Net	$7,413,330	$7,748,042	$8,116,619

	For the three-month periods ended June 30,
	2021	2020
Depreciation
Land (including land use right)	$81,258	$87,322
Buildings	30,520	29,793
Machinery and equipment	52,745	55,721
Transportation equipment	2,424	2,090
Other equipment	1,123	1,186
Total	$168,070	$176,112
27

	For the six-month periods ended June 30,
Depreciation	2021	2020
Land (including land use right)	$163,101	$164,354
Buildings	60,943	60,295
Machinery and equipment	106,323	112,230
Transportation equipment	4,282	4,170
Other equipment	2,256	2,291
Total	$336,905	$343,340

i.	For the six-month periods ended June 30, 2021 and 2020, the Company’s addition to right-of-use assets amounted to NT$155 million and NT$563 million, respectively.

ii.	Please refer to Note 8 for right-of-use assets pledged as collateral.

(b)	Lease Liabilities

	As of
	June 30, 2021	December 31, 2020	June 30, 2020
Current	$553,599	$550,147	$569,874
Noncurrent	4,770,712	5,026,717	5,381,737
Total	$5,324,311	$5,576,864	$5,951,611

Please refer to Note 6(23) for the interest expenses on the lease liabilities.

b.	The Company as a lessor

The Company entered into leases on certain property, plant and equipment which are classified as operating leases as they did not transfer substantially all of the risks and rewards incidental to ownership of the underlying assets. The main contracts are to lease the dormitory to the employees with cancellation clauses. Please refer to Note 6(8) for relevant disclosure of property, plant and equipment for operating leases.

28

(10)	Intangible Assets

For the six-month period ended June 30, 2021:

Cost:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2021	$15,012	$4,264,558	$4,530,465	$3,497,252	$12,307,287
Additions	-	1,113,647	56,360	152,581	1,322,588
Write-off	-	(263,728)	-	(348,031)	(611,759)
Reclassifications	-	803	-	-	803
Exchange effect	-	(118,025)	(187,784)	(14,339)	(320,148)
As of June 30, 2021	$15,012	$4,997,255	$4,399,041	$3,287,463	$12,698,771

Accumulated Amortization and Impairment:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2021	$7,398	$2,035,028	$2,852,037	$2,534,911	$7,429,374
Amortization	-	764,789	269,269	358,721	1,392,779
Write-off	-	(263,728)	-	(348,031)	(611,759)
Exchange effect	-	(66,715)	(93,085)	(10,078)	(169,878)
As of June 30, 2021	$7,398	$2,469,374	$3,028,221	$2,535,523	$8,040,516
Net carrying amount:
As of June 30, 2021	$7,614	$2,527,881	$1,370,820	$751,940	$4,658,255

For the six-month period ended June 30, 2020:

Cost:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2020	$15,012	$3,347,148	$4,183,505	$3,548,006	$11,093,671
Additions	-	625,319	124,496	380,313	1,130,128
Write-off	-	(141,449)	(11,023)	(710,120)	(862,592)
Reclassifications	-	7,287	-	-	7,287
Exchange effect	-	15,457	(288,501)	2,242	(270,802)
As of June 30, 2020	$15,012	$3,853,762	$4,008,477	$3,220,441	$11,097,692
29

Accumulated Amortization and Impairment:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2020	$7,398	$951,176	$2,299,223	$2,637,627	$5,895,424
Amortization	-	643,209	265,754	397,384	1,306,347
Write-off	-	(141,449)	(11,023)	(710,120)	(862,592)
Exchange effect	-	22,646	(106,924)	2,399	(81,879)
As of June 30, 2020	$7,398	$1,475,582	$2,447,030	$2,327,290	$6,257,300
Net carrying amount: As of June 30, 2020	$7,614	$2,378,180	$1,561,447	$893,151	$4,840,392

The amortization amounts of intangible assets are as follows:

	For the three-month periods ended June 30,
	2021	2020
Operating costs	$202,926	$216,475
Operating expenses	$499,558	$440,132

	For the six-month periods ended June 30,
	2021	2020
Operating costs	$412,452	$436,633
Operating expenses	$980,327	$869,714

(11)	Short-Term Loans

	As of
	June 30, 2021	December 31, 2020	June 30, 2020
Unsecured bank loans	$5,348,125	$11,057,132	$8,348,915
Unsecured other loans	-	-	1,248,040
Secured bank loans	38,176	-	14,840
Total	$5,386,301	$11,057,132	$9,611,795

	For the six-month periods ended June 30,
	2021	2020
Interest rates applied	0.15%~3.60%	0.00%~4.05%

a.	The Company’s unused short-term lines of credit amounted to NT$62,449 million, NT$63,177 million and NT$58,711 million as of June 30, 2021, December 31, 2020 and June 30, 2020, respectively.

b.	Please refer to Note 8 for refundable deposits pledged as collateral for short-term loans.
30

(12)	Financial Liabilities at Fair Value through Profit or Loss, Current

	As of
	June 30, 2021	December 31, 2020	June 30, 2020
Forward contracts	$2,067	$2,326	$771

(13)	Bonds Payable

	As of
	June 30, 2021	December 31, 2020	June 30, 2020
Unsecured domestic bonds payable	$26,300,000	$18,700,000	$18,700,000
Less: Discounts on bonds payable	(18,787)	(9,616)	(11,013)
Total	26,281,213	18,690,384	18,688,987
Less: Current portion	(6,199,261)	(1,999,910)	(1,999,802)
Net	$20,081,952	$16,690,474	$16,689,185

a.	UMC issued domestic unsecured corporate bonds. The terms and conditions of the bonds are as follows:

Term	Issuance date	Issued amount	Coupon rate	Repayment
Seven-year	In mid-March 2013	NT$2,500 million	1.50%	Interest was paid annually and the principal was fully repaid in March 2020.
Seven-year	In mid-June 2014	NT$2,000 million	1.70%	Interest will be paid annually and the principal was fully repaid in June 2021 .
Ten-year	In mid-June 2014	NT$3,000 million	1.95%	Interest will be paid annually and the principal will be repayable in June 2024 upon maturity.
Five-year	In late March 2017	NT$6,200 million	1.15%	Interest will be paid annually and the principal will be repayable in March 2022 upon maturity.
Seven-year	In late March 2017	NT$2,100 million	1.43%	Interest will be paid annually and the principal will be repayable in March 2024 upon maturity.
Five-year	In early October 2017	NT$2,000 million	0.94%	Interest will be paid annually and the principal will be repayable in October 2022 upon maturity.
Seven-year	In early October 2017	NT$3,400 million	1.13%	Interest will be paid annually and the principal will be repayable in October 2024 upon maturity.
Five-year	In late April 2021	NT$5,500 million	0.57%	Interest will be paid annually and the principal will be repayable in April 2026 upon maturity.
Seven-year	In late April 2021	NT$2,000 million	0.63%	Interest will be paid annually and the principal will be repayable in April 2028 upon maturity.
Ten-year (green bond)	In late April 2021	NT$2,100 million	0.68%	Interest will be paid annually and the principal will be repayable in April 2031 upon maturity.
31

b.	On May 18, 2015, UMC issued SGX-ST listed currency linked zero coupon convertible bonds. In accordance with IAS 32 “Financial Instruments Presentation”, the value of the conversion right of the convertible bonds was determined at issuance and recognized in additional paid-in capital-stock options amounting to NT$1,894 million, after reduction of issuance costs amounting to NT$9 million. The effective interest rate on the liability component of the convertible bonds was determined to be 2.03%. The terms and conditions of the bonds are as follows:

i.	Issue Amount: US$600 million

ii.	Period: May 18, 2015 ~ May 18, 2020 (Maturity date)

iii.	Redemption:
(i)	UMC may redeem the bonds, in whole or in part, after 3 years of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.25% per annum (the Early Redemption Amount) if the closing price of the ordinary shares of UMC on the TWSE, for a period of 20 out of 30 consecutive trading days, the last of which occurs not more than 5 days prior to the date upon which notice of such redemption is published, is at least 125% of the conversion price. The Early Redemption Price will be converted into NTD based on the Fixed Exchange Rate (NTD 30.708=USD 1.00), and this fixed NTD amount will be converted using the prevailing rate at the time of redemption for payment in USD.
(ii)	UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Amount if at least 90% in principal amount of the bonds has already been converted, redeemed or repurchased and cancelled.
(iii)	UMC may redeem all, but not part, of the bonds, at the Early Redemption Amount at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.
(iv)	All or any portion of the bonds will be redeemable at Early Redemption Amount at the option of bondholders on May 18, 2018 at 99.25% of the principal amount.
(v)	Bondholders have the right to require UMC to redeem all of the bonds at the Early Redemption Amount if UMC’s ordinary shares cease to be listed on the Taiwan Stock Exchange.
(vi)	In the event that a change of control as defined in the indenture of the bonds occurs to UMC, the bondholders shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.
32

iv.	Terms of Conversion:
(i)	Underlying Securities: Ordinary shares of UMC
(ii)	Conversion Period: The bonds are convertible at any time on or after June 28, 2015 and prior to May 8, 2020, into UMC ordinary shares; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the converting holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.
(iii)	Conversion Price and Adjustment: The conversion price was originally NT$17.50 per share. The conversion price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

v.	Conversion of Bonds:

The last conversion date of the bonds was on March 31, 2020. As of the date, the outstanding principal amount of the convertible bonds totaling US$231 million had been converted into 498 million shares.

Upon the maturity date of May 18, 2020, UMC fully redeemed the remaining unconverted bonds at 98.76% of the principal amount. The principal amount of redemption amounted to US$369 million. UMC reclassified cancelled convertible rights of NT$1,166 million from additional paid in capital-stock options to additional paid in capital-others.

(14)	Long-Term Loans

a.	Details of long-term loans as of June 30, 2021, December 31, 2020 and June 30, 2020 were as follows:

	As of
Lenders	June 30, 2021	December 31, 2020	June 30, 2020	Redemption
Secured Long-Term Loan from Mega International Commercial Bank (1)	$547	$1,640	$2,733	Effective July 3, 2017 to July 5, 2021. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Mega International Commercial Bank (2)	17,031	19,464	10,380	Effective October 24, 2019 to October 24, 2024. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (1)	-	-	430	Effective August 10, 2015 to August 10, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
33

Secured Long-Term Loan from Taiwan Cooperative Bank (2)	$53,514	$59,459	$65,405	Effective October 19, 2015 to October 19, 2025. Interest-only payment for the first year. Principal is repaid in 37 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (3)	17,500	21,146	26,250	Repayable monthly from June 30, 2019 to May 31, 2023 with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (4)	50,000	56,000	-	Repayable monthly from September 13, 2020 to August 13, 2025 with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (5)	25,862	28,965	-	Repayable monthly from November 29, 2020 to August 29, 2025 with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (6)	32,000	-	-	Effective April 15, 2021 to April 15, 2026. Interest-only payment for the first year. Principal is repaid in 48 monthly payments with monthly interest payments.
Secured Syndicated Loans from China Development Bank and 6 others (1) (Note A)	19,956,463	22,236,343	24,584,261	Effective October 20, 2016 to October 20, 2024. Interest-only payment for the first and the second year. Principal is repaid in 13 semi-annual payments with semi-annual interest payments.
Secured Syndicated Loans from China Development Bank and 6 others (2)	12,138,000	-	-	Effective March 19, 2021 to March 18, 2031. Interest-only payment for the first and the second year. Principal is repaid in 17 semi-annual payments with semi-annual interest payments.
Unsecured Long-Term Loan from ICBC Bank	1,610,508	1,702,589	1,681,326	Effective September 20, 2019 to September 9, 2021, Interest-only payment for the semi-annually year. Principal is repaid in 4 semi-annual payments with quarterly interest payments.
Unsecured Long-Term Loan from CTBC Bank	-	-	747,900	Settlement beforehand on September 28, 2020 with monthly interest payments.
Unsecured Long-Term Loan from Xiamen Bank	433,066	440,500	-	Effective November 24, 2020 to May 24, 2022. Interest-only payment for the first semi-annually year. The principal will be repaid semi-annually of RMB 0.1 million and the remaining principal will be repaid once at maturity, and the interest will be paid monthly.
34

Unsecured Long-Term Loan from Bank of China	$114,461	$-	$-	Effective June 24, 2023 to June 24, 2026. Principal is repaid in 7 semi-annual payments with quarterly interest payments.
Unsecured Long-Term Loan from Bank of Taiwan	500,000	2,000,000	2,000,000	Effective March 10, 2022 to December 10, 2024. Principal is repaid in 12 quarterly payments with monthly interest payments.
Unsecured Long-Term Loan from Taiwan Cooperative Bank	-	2,000,000	3,000,000	Effective May 5, 2023 to May 5, 2025. Principal is repaid in 9 quarterly payments with monthly interest payments.
Unsecured Revolving Loan from Mega International Commercial Bank (Note B)	500,000	1,500,000	2,000,000	Repayable semi-annually from October 16, 2020 to April 16, 2022 with monthly interest payments.
Unsecured Revolving Loan from Taipei Fubon Bank (Note C)	500,000	700,000	2,000,000	Repayable annually from August 9, 2020 to August 9, 2023 with monthly interest payments.
Unsecured Revolving Loan from Chang Hwa Commercial Bank (Note D)	800,000	1,000,000	2,400,000	Repayable quarterly from January 27, 2021 to October 27, 2022 with monthly interest payments.
Unsecured Revolving Loan from KGI Bank (Note E)	600,000	1,000,000	2,000,000	Repayable annually from December 11, 2021 to December 11, 2023 with monthly interest payments.
Unsecured Revolving Loan from First Commercial Bank (1) (Note F)	-	300,000	2,000,000	Settlement due on May 15, 2025 with monthly interest payments.
Unsecured Revolving Loan from First Commercial Bank (2) (Note G)	300,000	-	-	Settlement due on February 25, 2026 with monthly interest payments.
Unsecured Revolving Loan from First Commercial Bank (3) (Note G)	300,000	-	-	Settlement due on March 15, 2026 with monthly interest payments.
Unsecured Revolving Loan from First Commercial Bank (4) (Note G)	200,000	-	-	Settlement due on June 15, 2026 with monthly interest payments.
Unsecured Revolving Loan from Yuanta Commercial Bank (Note H)	800,000	-	-	Repayable annually from March 2, 2023 to March 2, 2026 with monthly interest payments.
Subtotal	$38,948,952	$33,066,106	$42,518,685
Less: Current portion	(8,064,118)	(24,985,168)	(5,711,992)
Total	$30,884,834	$8,080,938	$36,806,693

	For the six-month periods ended June 30,
	2021	2020
Interest rates applied	0.85%~4.66%	0.89%~4.67%
35

Note A:	USCXM, the subsidiary of UMC failed to comply with the loan covenant to maintain its financial ratio at certain level and therefore the loan is reclassified to current liabilities as of December 31, 2020 . USCXM has notified the bank and executed the exemption application process. The exemption has been obtained as of April 21, 2021.

Note B:	UMC entered into a 5-year loan agreement with Mega International Commercial Bank, effective from October 17, 2016. The agreement offered UMC a revolving line of credit of NT$3 billion. This line of credit will be reduced starting from the end of the two years and six months after the first use and every six months thereafter, with a total of six adjustments. The expiration date of the agreement is April 16, 2022. As of June 30, 2021, December 31, 2020 and June 30, 2020, the unused line of credit were NT$0.5 billion, nil and nil, respectively.

Note C:	UMC entered into a 5-year loan agreement with Taipei Fubon Bank, effective from February 9, 2018. The agreement offered UMC a revolving line of credit of NT$2 billion. This line of credit will be reduced starting from the end of the two years after the first use and every twelve months thereafter, with a total of four adjustments. The expiration date of the agreement is August 9, 2023. As of June 30, 2021, December 31, 2020 and June 30, 2020, the unused line of credit were NT$1 billion, NT$0.8 billion and nil, respectively.

Note D:	UMC entered into a 5-year loan agreement with Chang Hwa Commercial Bank, effective from November 2, 2016. The agreement offered UMC a revolving line of credit of NT$3 billion. This line of credit will be reduced starting from the end of the third year after the first use and every three months thereafter, with a total of nine adjustments. The expiration date of the agreement is October 27, 2022. As of June 30, 2021, December 31, 2020 and June 30, 2020, the unused line of credit were NT$1.2 billion, NT$1.7 billion and NT$0.6 billion, respectively.

Note E:	UMC entered into a 5-year loan agreement with KGI Commercial Bank, effective from September 11, 2018. The agreement offered UMC a revolving line of credit of NT$2.5 billion. This line of credit will be reduced starting from the end of the second year after the first use and every twelve months thereafter, with a total of four adjustments. The expiration date of the agreement is December 11, 2023. As of June 30, 2021, December 31, 2020 and June 30, 2020, the unused line of credit were NT$1.4 billion, NT$1 billion and NT$0.5 billion, respectively.

Note F:	First Commercial Bank approved the 1-year credit loan on December 30, 2019, which offered UMC a revolving line of credit of NT$2 billion starting from the approval date to December 30, 2020. As of December 31, 2020 and June 30, 2020, the unused line of credit were both nil .
36

Note G:	First Commercial Bank approved the 1-year credit loan on January 18, 2021, which offered UMC a revolving line of credit of NT$2 billion starting from the approval date to January 17, 2022. As of June 30, 2021, the unused line of credit was NT$1.2 billion.

Note H:	UMC entered into a 5-year loan agreement with Yuanta Commercial Bank, effective from March 3, 2021. The agreement offered UMC a revolving line of credit of NT$4 billion. This line of credit will be reduced starting from the end of the second year after the contract date and every twelve months thereafter, with a total of four adjustments. The expiration date of the agreement is March 2, 2026. As of June 30, 2021, the unused line of credit was NT$3.2 billion.

b.	Please refer to Note 8 for property, plant and equipment and right-of-use assets pledged as collateral for long-term loans.

(15)	Post-Employment Benefits

a.	Defined contribution plan

The employee pension plan under the Labor Pension Act of the R.O.C. is a defined contribution plan. Pursuant to the plan, UMC and its domestic subsidiaries make monthly contributions of 6% based on each individual employee’s salary or wage to employees’ pension accounts. Pension benefits for employees of the Singapore branch and subsidiaries overseas are provided in accordance with the local regulations. Total pension expenses of NT$401 million, NT$368 million, NT$802 million and NT$718 million are contributed by the Company for the three-month and six-month periods ended June 30, 2021 and 2020, respectively.

b.	Defined benefit plan

The employee pension plan mandated by the Labor Standards Act of the R.O.C. is a defined benefit plan. The pension benefits are disbursed based on the units of service years and average monthly salary prior to retirement according to the Labor Standards Act. Two units per year are awarded for the first 15 years of services while one unit per year is awarded after the completion of the 15th year and the total units will not exceed 45 units. The Company contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited with the Bank of Taiwan under the name of a pension fund supervisory committee. The pension fund is managed by the government’s designated authorities and therefore is not included in the Company’s consolidated financial statements. For the three-month and six-month periods ended June 30, 2021 and 2020, total pension expenses of NT$6 million, NT$10 million, NT$12 million and NT$20 million, respectively, were recognized by the Company.

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(16)	Deferred Government Grants

	As of
	June 30, 2021	December 31, 2020	June 30, 2020
Beginning balance	$10,207,109	$13,551,553	$13,551,553
Arising during the period	2,428,009	578,844	332,108
Recorded in profit or loss:
Other operating income	(1,998,423)	(3,994,818)	(2,015,342)
Exchange effect	(164,599)	71,530	(373,025)
Ending balance	$10,472,096	$10,207,109	$11,495,294

Current (classified under other current liabilities)	$4,135,177	$3,836,211	$3,719,416
Noncurrent (classified under other noncurrent liabilities-others)	6,336,919	6,370,898	7,775,878
Total	$10,472,096	$10,207,109	$11,495,294

The significant government grants related to equipment acquisitions received by the Company are amortized as income over the useful lives of related equipment and recorded in the net other operating income and expenses.

(17)	Refund Liabilities (classified under other current liabilities)

	As of
	June 30, 2021	December 31, 2020	June 30, 2020
Refund liabilities	$848,989	$1,252,451	$1,748,627

(18)	Equity

a.	Capital stock:

i.	UMC had 26,000 million common shares authorized to be issued as of June 30, 2021, December 31, 2020 and June 30, 2020, of which 12,423 million shares, 12,422 million shares, and 12,222 million shares were issued as of June 30, 2021, December 31, 2020 and June 30, 2020, respectively, each at a par value of NT$10.
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ii.	UMC had 145 million, 127 million and 135 million ADSs, which were traded on the NYSE as of June 30, 2021, December 31, 2020 and June 30, 2020, respectively. The total number of common shares of UMC represented by all issued ADSs were 723 million, 636 million shares and 677 million shares as of June 30, 2021, December 31, 2020 and June 30, 2020, respectively. One ADS represents five common shares.

iii.	Please refer to Note 6(13) for the Company’s conversion of unsecured convertible bonds into ordinary shares of UMC for the year ended December 31, 2020.

iv.	On June 9, 2021 and September 1, 2020, UMC issued restricted stocks for its employees in a total of 1 million shares and 200 million shares with a par value of NT$10 each, respectively. The aforementioned issuance of new shares was approved by the competent authority and the registration was completed. Please refer to Note 6(19) for the information of restricted stocks.

v.	As of Jun 30, 2021, UMC has recalled and cancelled 0.4 million shares of restricted stocks issued for employees according to the issuance plan.

b.	Treasury stock:

i.	UMC carried out a treasury stock program and repurchased its shares from the centralized securities exchange market. The purpose for the repurchase and changes in treasury stock during the six-month periods ended June 30, 2021 and 2020 were as follows:

For the six-month period ended June 30, 2021: None.

For the six-month period ended June 30, 2020

(In thousands of shares)

Purpose	As of January 1, 2020	Increase	Decrease	As of June 30, 2020
For transfer to employees	-	76,000	-	76,000

ii.	According to the Securities and Exchange Law of the R.O.C., the total shares of treasury stock shall not exceed 10% of UMC’s issued stock, and the total purchase amount shall not exceed the sum of the retained earnings, additional paid-in capital-premiums and realized additional paid-in capital. As such, the number of shares of treasury stock that UMC held as of June 30, 2021, December 31, 2020 and June 30, 2020, did not exceed the limit.
39

iii.	In compliance with Securities and Exchange Law of the R.O.C., treasury stock held by the parent company should not be pledged, nor should it be entitled to voting rights or receiving dividends. Stock held by subsidiaries is treated as treasury stock. These subsidiaries have the same rights as other shareholders except for subscription to new stock issuance and voting rights.

iv.	UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held shares of UMC’s stock through acquiring shares of UNITED SILICON INC. in 1997, and these shares were converted to UMC’s stock in 2000 as a result of the Company’s 5 in 1 merger. As of June 30, 2021, December 31, 2020 and June 30, 2020, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 16 million shares of UMC’s stock. The closing price on June 30, 2021, December 31, 2020 and June 30, 2020, were NT$53.10, NT$47.15 and NT$15.90, respectively.

c.	Retained earnings and dividend policies:

According to UMC’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

i.	Payment of taxes.
ii.	Making up loss for preceding years.
iii.	Setting aside 10% for legal reserve, except for when accumulated legal reserve has reached UMC’s paid-in capital.
iv.	Appropriating or reversing special reserve by government officials or other regulations.
v.	The remaining, if applicable, may be distributed preferentially as preferred shares dividends for the current year, and if there is still a remaining balance, in addition to the previous year’s unappropriated earnings, UMC shall distribute it according to the distribution plan proposed by the Board of Directors according to the dividend policy and submitted to the shareholders’ meeting for approval.

Because UMC conducts business in a capital intensive industry and continues to operate in its growth phase, the dividend policy of UMC shall be determined pursuant to factors such as the investment environment, its funding requirements, domestic and overseas competitive landscape and its capital expenditure forecast, as well as shareholders’ interest, balancing dividends and UMC’s long-term financial planning. The Board of Directors shall propose the distribution plan and submit it to the shareholders’ meeting every year. The distribution of shareholders’ dividend shall be allocated as cash dividend in the range of 20% to 100%, and stock dividend in the range of 0% to 80%.

40

According to the regulations of Taiwan FSC, UMC is required to appropriate a special reserve in the amount equal to the sum of debit elements under equity, such as unrealized loss on financial instruments and debit balance of exchange differences on translation of foreign operations, at every year-end. Such special reserve is prohibited from distribution. However, if any of the debit elements is reversed, the special reserve in the amount equal to the reversal may be released for earnings distribution or offsetting accumulated deficits.

The appropriation of earnings for 2020 and 2019 was approved by the shareholders’ meeting held on July 7, 2021 and June 10, 2020, respectively. The details of distribution are as follows:

	Appropriation of earnings (in thousand NT dollars)		Cash dividend per share (NT dollars)
	2020	2019	2020	2019
Legal reserve	$3,197,890	$963,947
Special reserve	(2,857,666)	(3,491,626)
Cash dividends	19,875,842	9,765,155	$1.60	$0.75

The aforementioned 2020 and 2019 appropriation approved by shareholders’ meeting were consistent with the resolutions of the Board of Directors meeting held on February 24, 2021 and April 27, 2020, respectively.

The appropriation of earnings for 2019 approved by the shareholders’ meeting on June 10, 2020 is different from the amounts disclosed in the consolidated and parent company only financial statements for the year ended December 31, 2019 because of the additional legal reserve appropriated for the reversal of special reserve in accordance with the Rule No. 10902005780 subsequently issued by the Ministry of Economic Affairs, R.O.C. on March 3, 2020.

The cash dividend per share for 2020 was adjusted to NT$1.59988820 per share. The adjustment was due to the net increase of outstanding common shares from cancellation and issuance of the restricted stocks.

The cash dividend per share for 2019 was adjusted to NT$0.80395653 per share. The adjustment was made for the net decrease in outstanding common shares due to the share repurchase program and the conversion of convertible bonds into ordinary shares of UMC.

Please refer to Note 6(21) for information on the employees and directors’ compensation.

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d.	Non-controlling interests:

	For the six-month periods ended June 30,
	2021	2020
Beginning balance	$113,356	$410,065
Attributable to non-controlling interests:
Net loss	(615,491)	(1,606,391)
Other comprehensive income (loss)	(17)	126,657
The differences between the fair value of the consideration paid or received from acquiring or disposing subsidiaries and the carrying amounts of the subsidiaries	-	106,879
Changes in subsidiaries’ ownership	(6,074)	(31)
Non-controlling interests	10,442	(570,188)
Others	603,984	1,608,463
Ending balance	$106,200	$75,454

(19)	Share-Based Payment

a.	Treasury stock plan for employees

In August 2018, the Company executed a compensation plan to offer 200 million shares of treasury stock to qualified employees of UMC. The compensation cost for the shared-based payment was measured at fair value, having recognized in expense the difference between the closing quoted market price of the shares at the grant date and the cash received from employees. The closing quoted market price of the Company’s shares on the grant date was NT$16.95 per share. For the stocks vested on the date of grant, the Company recognized the entire compensation cost once granted, whereas for the stocks with requisite service conditions to vest at the end of one or two years from the date of grant, the Company recognizes the compensation cost over the vesting period in which the services conditions are fulfilled, together with a corresponding increase in equity. The compensation plan had expired in September 2020. For the three-month and six-month periods ended June 30, 2020, the compensation costs of NT$38 million and NT$75 million, respectively, were recognized in expenses by the Company.

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In September 2020, the Company executed a compensation plan to offer 105 million shares of treasury stock to qualified employees of the Company. The compensation cost for the shared-based payment was measured at fair value, having recognized in expense the difference between the closing quoted market price of the shares at the grant date and the cash received from employees. The closing quoted market price of the Company’s shares on the grant date was NT$21.45 per share. For the stocks vested on the date of grant, the Company recognized the entire compensation cost once granted, whereas for the stocks with requisite service conditions to vest at the end of one year from the date of grant, the Company recognizes the compensation cost over the period in which the services conditions are fulfilled, together with a corresponding increase in equity. For the three-month and six-month periods ended June 30, 2021, the compensation costs of NT$74 million and NT$147 million, respectively, were recognized in expenses by the Company.

b.	Restricted stock plan for employees

On June 10, 2020, the shareholders approved a compensation plan in their meeting to issue restricted stocks to qualified employees of UMC without consideration. The maximum shares to be issued are 233 million common shares. The Company is authorized to issue restricted stocks in one tranche or in installments, under the custody of trust institution, within one year from the date of receiving the effective registration from the competent authority.

The issuance plan was authorized for effective registration by the Securities and Futures Bureau of the FSC and accordingly, 1 million shares and 200 million shares of restricted stock for employees were issued without consideration on June 9, 2021 and September 1, 2020, respectively. The life of the plan is four years. Beginning from the end of two years since the date of grant, those employees who fulfill both service period and performance conditions set by the Company are gradually eligible to the vested restricted stocks at certain percentage and time frame. For those employees who fail to fulfill the vesting conditions, the Company will recall and cancel their stocks without consideration. During the vesting period, the restricted stock holders are entitled the same rights as those of common stock holders including the right to receive dividends, but are restricted to sell, pledge, set guarantee, transfer, grant, or dispose the restricted stocks in any other ways. Related information can be obtained from the “Market Observation Post System” on the website of the TWSE.

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The aforementioned compensation costs for the equity-settled share-based payment were measured at fair value based on the closing quoted market price of the shares on the grant date, NT$53.0 and NT$21.8 per share, respectively. The unvested restricted stocks issued on the grant date for employees are recognized in unearned employee compensation as a transitional contra equity account and such account shall be amortized as compensation expense over the vesting period. For the three-month and six-month periods ended June 30, 2021, the compensation costs of NT$377 million and NT$749 million, respectively, were recognized in expenses by the Company.

c.	Stock appreciation right plan for employees

In June 2021 and September 2020, the Company executed a compensation plan to grant 1 million units and 26 million units of cash-settled stock appreciation right to qualified employees of the Company without consideration, respectively. One unit of stock appreciation right to employees represents a right to the intrinsic value of one common share of UMC. The life of the plan is four years. Beginning from the end of two years since the date of grant, those employees who fulfill both service period and performance conditions set by the Company are gradually eligible to the vested stock appreciation right at certain percentage and time frame. For those employees who fail to fulfill the vesting conditions, the Company will withdraw their rights without consideration. During the vesting period, the holders of the stock appreciation right are not entitled the same rights as those of common stock holders of UMC.

The compensation cost for the cash-settled share-based payment was measured at fair value on the grant date by using Black-Scholes Option Pricing Model and will be remeasured at the end of each reporting period until settlement. As of June 30, 2021, the assumptions used are as below:

	Granted in June 2021	Granted in September 2020
Share price of measurement date (NT$/ per share)	$53.10	$53.10
Expected volatility	36.56%~42.02%	38.48%~50.02%
Expected life	1.94~3.94 years	1.17~3.17 years
Expected dividend yield	4.73%	4.73%
Risk-free interest rate	0.14%~0.26%	0.13%~0.21%

For the three-month and six-month periods ended June 30, 2021, the compensation costs of NT$85 million and NT$147 million, respectively, were recognized in expenses by the Company. As of June 30, 2021, the liabilities for stock appreciation right recognized amounted to NT$226 million. The intrinsic value for the liabilities of vested rights was nil.

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(20)	Operating Revenues

a.	Disaggregation of revenue

i.	By Product

	For the three-month periods ended June 30,
	2021	2020
Wafer	$48,718,541	$42,792,135
Others	2,189,200	1,594,125
Total	$50,907,741	$44,386,260

	For the six-month periods ended June 30,
	2021	2019
Wafer	$94,238,813	$83,492,268
Others	3,765,940	3,161,839
Total	$98,004,753	$86,654,107

ii.	By geography

	For the three-month periods ended June 30,
	2021	2020
Taiwan	$18,602,462	$16,690,857
Singapore	6,949,355	5,779,996
China (includes Hong Kong)	7,529,021	5,294,983
Japan	3,468,493	4,680,048
USA	5,864,947	6,822,056
Europe	1,442,195	1,226,128
Others	7,051,268	3,892,192
Total	$50,907,741	$44,386,260

	For the six-month periods ended June 30,
	2021	2020
Taiwan	$36,487,081	$32,891,668
Singapore	13,813,534	11,844,156
China (includes Hong Kong)	13,907,024	10,010,141
Japan	6,415,504	9,477,055
USA	11,497,168	12,758,816
Europe	2,737,674	2,289,389
Others	13,146,768	7,382,882
Total	$98,004,753	$86,654,107
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The geographic breakdown of the Company’s operating revenues was based on the location of the Company’s customers.

iii.	By the timing of revenue recognition

	For the three-month periods ended June 30,
	2021	2020
At a point in time	$50,451,503	$43,840,400
Over time	456,238	545,860
Total	$50,907,741	$44,386,260

	For the six-month periods ended June 30,
	2021	2020
At a point in time	$97,112,100	$85,773,651
Over time	892,653	880,456
Total	$98,004,753	$86,654,107

b.	Contract balances

i.	Contract assets, current

	As of
	June 30, 2021	December 31, 2020	June 30, 2020	December 31, 2019
Sales of goods and services	$618,130	$625,222	$669,833	$599,491
Less: Loss allowance	(359,547)	(367,381)	(379,162)	(385,248)
Net	$258,583	$257,841	$290,671	$214,243

The loss allowance was assessed by the Company primarily at an amount equal to lifetime expected credit losses. The loss allowance was mainly resulted from the suspension of the joint technology development agreement as disclosed in Note 9(7).

46

ii.	Contract liabilities

	As of
	June 30, 2021	December 31, 2020	June 30, 2020	December 31, 2019
Sales of goods and services	$3,330,470	$2,497,469	$2,118,795	$1,470,195

Current	$2,883,910	$2,040,989	$1,643,915	$988,115
Noncurrent	446,560	456,480	474,880	482,080
Total	$3,330,470	$2,497,469	$2,118,795	$1,470,195

The movement of contract liabilities is mainly caused by the timing difference of the satisfaction of a performance of obligation and the consideration received from customers.

The Company recognized NT$881 million and NT$482 million, respectively, in revenues from the contract liabilities balance at the beginning of the period as performance obligations were satisfied for the six-month periods ended June 30, 2021 and 2020.

c.	The Company’s transaction price allocated to unsatisfied performance obligations amounted to NT$199 million and NT$2,878 million as of June 30, 2021 and 2020, respectively. The Company will recognize revenue as the Company satisfies its performance obligations over time that aligns with progress toward completion of a contract in the future. As of the report date, the joint technology development agreement was partially suspended as disclosed in Note 9(7) and the contract was due in May 2021. The estimate of the transaction price does not include any estimated amounts of variable consideration that are constrained.

d.	Asset recognized from costs to fulfill a contract with customer

As of June 30, 2021, December 31, 2020 and June 30, 2020, the Company recognized costs to fulfill engineering service contracts eligible for capitalization as other current assets which amounted to NT$815 million, NT$549 million and NT$930 million, respectively. Subsequently, the Company will expense from costs to fulfill a contract to operating costs when the related obligations are satisfied.

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(21)	Operating Costs and Expenses

The Company’s employee benefit, depreciation and amortization expenses are summarized as follows:

	For the three-month periods ended June 30,
	2021			2020
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Employee benefit expenses
Salaries	$5,671,395	$2,835,844	$8,507,239	$4,918,014	$2,089,122	$7,007,136
Labor and health insurance	281,886	110,090	391,976	270,691	121,202	391,893
Pension	308,101	98,700	406,801	279,468	98,240	377,708
Other employee benefit expenses	69,353	26,080	95,433	54,514	27,548	82,062
Depreciation	10,421,055	473,857	10,894,912	11,030,970	485,527	11,516,497
Amortization	208,890	499,695	708,585	223,808	441,764	665,572

	For the six-month periods ended June 30,
	2021			2020
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Employee benefit expenses
Salaries	$11,024,317	$5,494,196	$16,518,513	$9,830,245	$4,212,210	$14,042,455
Labor and health insurance	574,176	235,779	809,955	536,590	230,015	766,605
Pension	614,330	198,782	813,112	551,677	185,999	737,676
Other employee benefit expenses	130,964	53,445	184,409	118,995	56,556	175,551
Depreciation	21,015,740	947,103	21,962,843	22,287,246	997,268	23,284,514
Amortization	425,168	981,046	1,406,214	454,280	872,912	1,327,192
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According to UMC’s Articles of Incorporation, the employees and directors’ compensation shall be distributed in the following order:

UMC shall allocate no less than 5% of profit as employees’ compensation and no more than 0.2% of profit as directors’ compensation for each profitable fiscal year after offsetting any cumulative losses. The aforementioned employees’ compensation will be distributed in shares or cash. The employees of UMC’s subsidiaries who fulfill specific requirements stipulated by the Board of Directors may be granted such compensation. Directors may only receive compensation in cash. UMC may, by a resolution adopted by a majority vote at a meeting of the Board of Directors attended by two-thirds of the total number of directors, distribute the aforementioned employees and directors’ compensation and report to the shareholders’ meeting for such distribution.

The Company recognizes the employees and directors’ compensation in the profit or loss during the periods when earned for the six-month periods ended June 30, 2021 and 2020. The Board of Directors estimates the amount by taking into consideration the Articles of Incorporation, government regulations and industry averages. If the Board of Directors resolves to distribute employee compensation through stock, the number of stock distributed is calculated based on total employee compensation divided by the closing price of the day before the Board of Directors meeting. If the Board of Directors subsequently modifies the estimates significantly, the Company will recognize the change as an adjustment in the profit or loss in the subsequent period.

The distributions of employees and directors’ compensation for 2020 and 2019 were reported to the shareholders’ meeting on July 7, 2021 and June 10, 2020, respectively. The details of distribution are as follows:

	2020	2019
Employees’ compensation – Cash	$2,581,675	$1,132,952
Directors’ compensation	32,369	10,259

The aforementioned 2020 and 2019 employees and directors’ compensation reported during the shareholders’ meeting were consistent with the resolutions of meeting of Board of Directors held on February 24, 2021 and February 26, 2020.

Information relevant to the aforementioned employees and directors’ compensation can be obtained from the “Market Observation Post System” on the website of the TWSE.

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(22)	Net Other Operating Income and Expenses

	For the three-month periods ended June 30,
	2021	2020
Government grants	$1,645,305	$1,293,201
Rental income from property	48,183	50,152
Gain on disposal of property, plant and equipment	5,352	3,655
Others	(92,604)	(81,107)
Total	$1,606,236	$1,265,901

	For the six-month periods ended June 30,
	2021	2020
Government grants	$2,718,320	$2,327,289
Rental income from property	97,390	100,320
Gain on disposal of property, plant and equipment	24,548	13,504
Others	(174,374)	(161,528)
Total	$2,665,884	$2,279,585

(23)	Non-Operating Income and Expenses

a.	Other gains and losses

	For the three-month periods ended June 30,
	2021	2020
Gain on valuation of financial assets and liabilities at fair value through profit or loss	$822,210	$623,963
Loss on disposal of investments	(789)	(49,305)
Others	15,075	(93,893)
Total	$836,496	$480,765

	For the six-month periods ended June 30,
	2021	2020
Gain (loss) on valuation of financial assets and liabilities at fair value through profit or loss	$2,581,357	$(512,692)
Loss on disposal of investments	(10,977)	(43,429)
Others	43,113	(181,239)
Total	$2,613,493	$(737,360)
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b.	Finance costs

	For the three-month periods ended June 30,
	2021	2020
Interest expenses
Bonds payable	$73,741	$92,539
Bank loans	352,468	377,479
Lease liabilities	36,765	40,436
Others	27	11,126
Financial expenses	15,988	13,502
Total	$478,989	$535,082

	For the six-month periods ended June 30,
	2021	2020
Interest expenses
Bonds payable	$137,202	$250,271
Bank loans	639,762	766,917
Lease liabilities	74,518	75,847
Others	86	47,178
Financial expenses	33,670	28,768
Total	$885,238	$1,168,981

(24)	Components of Other Comprehensive Income (Loss)

	For the three-month period ended June 30, 2021
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$(384,002)	$-	$(384,002)	$(27,393)	$(411,395)
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	723,178	-	723,178	-	723,178
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Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	$(2,232,217)	$-	$(2,232,217)	$16,009	$(2,216,208)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(34,867)	(381)	(35,248)	4,769	(30,479)
Total other comprehensive income (loss)	$(1,927,908)	$(381)	$(1,928,289)	$(6,615)	$(1,934,904)

	For the three-month period ended June 30, 2020
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$4,470,138	$-	$4,470,138	$14,299	$4,484,437
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	547,790	-	547,790	-	547,790
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(1,857,385)	-	(1,857,385)	12,627	(1,844,758)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(24,631)	11,479	(13,152)	3,552	(9,600)
Total other comprehensive income (loss)	$3,135,912	$11,479	$3,147,391	$30,478	$3,177,869
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	For the six-month period ended June 30, 2021
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$3,792,383	$-	$3,792,383	$(60,695)	$3,731,688
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	1,598,917	-	1,598,917	-	1,598,917
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(3,690,738)	2,283	(3,688,455)	15,282	(3,673,173)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(40,443)	(381)	(40,824)	4,478	(36,346)
Total other comprehensive income (loss)	$1,660,119	$1,902	$1,662,021	$(40,935)	$1,621,086

	For the six-month period ended June 30, 2020
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$1,364,381	$-	$1,364,381	$56,899	$1,421,280
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	(41,099)	-	(41,099)	-	(41,099)
53

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	$(1,917,606)	$-	$(1,917,606)	$10,099	$(1,907,507)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(23,652)	11,479	(12,173)	3,101	(9,072)
Total other comprehensive income (loss)	$(617,976)	$11,479	$(606,497)	$70,099	$(536,398)

(25)	Income Tax

a.	The major components of income tax expense (benefit) for the three-month and six-month periods ended June 30, 2021 and 2020 were as follows:

i.	Income tax expense (benefit) recorded in profit or loss

	For the three-month periods ended June 30,
	2021	2020
Current income tax expense (benefit):
Current income tax charge	$924,979	$247,556
Adjustments in respect of current income tax of prior periods	116,047	44,798
Deferred income tax expense (benefit):
Deferred income tax related to origination and reversal of temporary differences	171,001	39,720
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	387,172	426,861
Adjustment of prior year’s deferred income tax	(269,443)	(184,446)
Deferred income tax arising from write-down or reversal of write-down of deferred tax assets	(1,986)	38,510
Income tax expense recorded in profit or loss	$1,327,770	$612,999
54

	For the six-month periods ended June 30,
	2021	2020
Current income tax expense (benefit):
Current income tax charge	$1,560,856	$431,597
Adjustments in respect of current income tax of prior periods	85,992	(790,350)
Deferred income tax expense (benefit):
Deferred income tax related to origination and reversal of temporary differences	311,997	289,343
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	789,357	551,616
Adjustment of prior year’s deferred income tax	(308,460)	(294,758)
Deferred income tax arising from write-down or reversal of write-down of deferred tax assets	(17,801)	17,122
Income tax expense recorded in profit or loss	$2,421,941	$204,570

ii.	Income tax related to components of other comprehensive income (loss)

(i)	Items that will not be reclassified subsequently to profit or loss:

	For the three-month periods ended June 30,
	2021	2020
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$(27,393)	$14,299

	For the six-month periods ended June 30,
	2021	2020
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$(60,695)	$56,899
55

(ii)	Items that may be reclassified subsequently to profit or loss:

	For the three-month periods ended June 30,
	2021	2020
Exchange differences on translation of foreign operations	$16,009	$12,627
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	4,769	3,552
Income tax related to items that may be reclassified subsequently to profit or loss	$20,778	$16,179

	For the six-month periods ended June 30,
	2021	2020
Exchange differences on translation of foreign operations	$15,282	$10,099
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	4,478	3,101
Income tax related to items that may be reclassified subsequently to profit or loss	$19,760	$13,200

iii.	Deferred income tax charged directly to equity

	For the three-month periods ended June 30,
	2021	2020
Recognition of temporary difference arising from initial recognition of the equity component of the compound financial instrument	$-	$-

	For the six-month periods ended June 30,
	2021	2020
Recognition of temporary difference arising from initial recognition of the equity component of the compound financial instrument	$-	$3,691
56

b.	The Company is subject to taxation in Taiwan and other foreign jurisdictions. As of June 30, 2021, income tax returns of UMC and its subsidiaries in Taiwan have been examined by the tax authorities through 2018, while in other foreign jurisdictions, relevant tax authorities have completed the examination through 2012. There is an uncertain tax position that the outcome of the income tax returns of certain companies within the Company may not be accepted by the tax authorities of the respective countries of operations. For the recognition and measurement of deferred income tax and current income tax which involved significant accounting judgments, estimates and assumptions, please refer to Note 5(5) of the Company’s consolidated financial statements for the year ended December 31, 2020.

(26)	Earnings Per Share

a.	Earnings per share-basic

	For the three-month periods ended June 30,
	2021	2020
Net income attributable to the parent company	$11,943,075	$6,680,784
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,206,293	12,193,150
Earnings per share-basic (NTD)	$0.98	$0.55

	For the six-month periods ended June 30,
	2021	2020
Net income attributable to the parent company	$22,370,990	$8,887,714
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,206,293	11,988,043
Earnings per share-basic (NTD)	$1.83	$0.74
57

b.	Earnings per share-diluted

	For the three-month periods ended June 30,
	2021	2020
Net income attributable to the parent company	$11,943,075	$6,680,784
Weighted-average number of common stocks for basic earnings per share (thousand shares)	12,206,293	12,193,150
Effect of dilution
Restricted stocks for employees	141,305	-
Employees’ compensation	34,995	69,624
Weighted-average number of common stocks after dilution (thousand shares)	12,382,593	12,262,774
Earnings per share-diluted (NTD)	$0.96	$0.54

	For the six-month periods ended June 30,
	2021	2020
Net income attributable to the parent company	$22,370,990	$8,887,714
Effect of dilution
Unsecured convertible bonds	-	69,019
Income attributable to shareholders of the parent	$22,370,990	$8,956,733
Weighted-average number of common stocks for basic earnings per share (thousand shares)	12,206,293	11,988,043
Effect of dilution
Restricted stocks for employees	140,592	-
Employees’ compensation	48,799	91,549
Unsecured convertible bonds	-	610,596
Weighted-average number of common stocks after dilution (thousand shares)	12,395,684	12,690,188
Earnings per share-diluted (NTD)	$1.80	$0.71
58

(27)	Reconciliation of Liabilities Arising from Financing Activities

For the six-month period ended June 30, 2021:

			Non-cash changes
Items	As of January 1, 2021	Cash Flows	Foreign exchange	Others (Note A)	As of June 30, 2021
Short-term loans	$11,057,132	$(5,508,845)	$(161,986)	$-	$5,386,301
Long-term loans (current portion included)	33,066,106	6,492,270	(609,424)	-	38,948,952
Bonds payable (current portion included)	18,690,384	7,589,085	-	1,744	26,281,213
Guarantee deposits (current portion included)	235,992	7,586,543	(4,003)	-	7,818,532
Lease liabilities	5,576,864	(350,626)	(117,824)	215,897	5,324,311
Other financial liabilities-noncurrent	20,746,624	-	(330,305)	190,412	20,606,731

For the six-month period ended June 30, 2020:

			Non-cash changes
Items	As of January 1, 2020	Cash Flows	Foreign exchange	Others (Note A)	As of June 30, 2020
Short-term loans	$12,015,206	$(2,202,180)	$(248,291)	$47,060	$9,611,795
Long-term loans (current portion included)	33,902,074	9,122,191	(505,580)	-	42,518,685
Bonds payable (current portion included)	38,781,416	(13,702,875)	-	(6,389,554) (Note B)	18,688,987
Guarantee deposits (current portion included)	296,694	121,834	(2,609)	-	415,919
Lease liabilities	6,031,025	(366,401)	(98,125)	385,112	5,951,611
Other financial liabilities-noncurrent	20,093,441	-	(589,755)	183,906	19,687,592

Note A: Other non-cash changes mainly consisted of discount amortization measured by the effective interest method.

Note B: Please refer to Note 6(13) for the Company’s convertible bonds.

Note C: Please refer to Note 9(6) for more details on other financial liabilities-noncurrent.

59

(28)	Deconsolidation of Subsidiaries

NEXPOWER TECHNOLOGY CORP. (NEXPOWER)

NEXPOWER, the subsidiary of UMC, was resolved for dissolution and liquidation by the shareholder’s meeting on November 11, 2020 and the liquidator took control on the same day. According to IFRS 10 and related questions and answers issued, the Company has lost control over NEXPOWER and therefore derecognized its relevant assets and liabilities at the date when the control was lost.

a.	Derecognized assets and liabilities mainly consisted of:

Assets
Cash and cash equivalents	$776,586
Others current assets	18
776,604
Liabilities
Other payables	(194)
(194)
Net assets of deconsolidation	$776,410

b.	Consideration received and gain recognized from the deconsolidation:

Receivable from liquidation consideration (Note A)	$724,845
Less: Net assets of the deconsolidation	(776,410)
Add: Non-controlling interests	51,565
Other comprehensive income from equity reclassified to profit or loss due to derecognition	4,061
Gain on deconsolidation (Note B)	$4,061

Note A: NEXPOWER was deconsolidated when the control was lost. As of June 30, 2021, the Company has received NT$370 million from liquidation consideration.

Note B: Gain on deconsolidation for the year ended December 31, 2020 was recognized as other gains and losses in the consolidated statement of comprehensive income.

c.	Analysis of net cash outflow arising from deconsolidation of the subsidiary:

Cash received	$369,576
Net cash of subsidiary derecognized	(776,586)
Net cash outflow from deconsolidation	$(407,010)
60

7.	RELATED PARTY TRANSACTIONS

The following is a summary of transactions between the Company and related parties during the financial reporting periods:

(1)	Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
FARADAY TECHNOLOGY CORP. and its Subsidiaries	Associate
HSUN CHIEH INVESTMENT CO., LTD.	Associate
UNIMICRON TECHNOLOGY CORP.	Associate
SILICON INTEGRATED SYSTEMS CORP.	The Company’s director
PHOTRONICS DNP MASK CORPORATION	Other related parties
UNITEDVISION SEMICONDUCTOR CO., LTD.	Other related parties
UPI SEMICONDUCTOR CORP.	Other related parties

(2)	Significant Related Party Transactions

a.	Operating transactions

Operating revenues

	For the three-month periods ended June 30,
	2021	2020
Associates	$583,654	$456,547
Others	10,541	4,409
Total	$594,195	$460,956

	For the six-month periods ended June 30,
	2021	2020
Associates	$1,158,843	$916,335
Others	18,074	8,584
Total	$1,176,917	$924,919

Accounts receivable, net

	As of
	June 30, 2021	December 31, 2020	June 30, 2020
Associates	$309,185	$172,808	$252,487
Others	8,853	6,110	4,037
Total	$318,038	$178,918	$256,524
61

The sales price to the above related parties was determined through mutual agreement in reference to market conditions. The collection period for domestic sales to related parties were month-end 30~60 days, while the collection period for overseas sales was net 30~60 days.

Refund liabilities (classified under other current liabilities)

	As of
	June 30, 2021	December 31, 2020	June 30, 2020
Associates	$1,422	$1,186	$2,385
Others	35	36	18
Total	$1,457	$1,222	$2,403

b.	Significant asset transactions

Acquisition of financial assets at fair value through profit or loss, noncurrent

For the three-month period ended June 30, 2021: None.

			Purchase price
	Trading Volume (In thousands of shares)	Transaction underlying	For the six-month period ended June 30, 2021
Associates	82	Stock of ARTERY TECHNOLOGY CORPORATION (CAYMAN)	$13,929

For the three-month period ended June 30, 2020: None.

			Purchase price
	Trading Volume (In thousands of shares)	Transaction underlying	For the six-month period ended June 30, 2020
Associates	1,000	Stock of WELLYSUN INC.	$25,000

Acquisition of intangible assets

	Purchase price
	For the three-month periods ended June 30,
	2021	2020
Associates	$108,401	$129,758

62

	Purchase price
	For the six -month periods ended June 30,
	2021	2020
Associates	$114,971	$191,561

c.	Others

Mask expenditure

	For the three-month periods ended June 30,
	2021	2020
Others	$554,522	$462,046

	For the six -month periods ended June 30,
	2021	2020
Others	$935,049	$1,006,635

Other payables of mask expenditure

	As of
	June 30, 2021	December 31, 2020	June 30, 2020
Others	$631,434	$532,810	$578,687

d.	Key management personnel compensation

	For the three-month periods ended June 30,
	2021	2020
Short-term employee benefits	$111,880	$78,970
Post-employment benefits	501	614
Share-based payment	333,397	6,630
Others	144	-
Total	$445,922	$86,214

	For the six-month periods ended June 30,
	2021	2020
Short-term employee benefits	$310,804	$194,979
Post-employment benefits	998	1,190
Termination benefits	-	283
Share-based payment	596,444	13,216
Others	290	144
Total	$908,536	$209,812
63

8.	ASSETS PLEDGED AS COLLATERAL

The following table lists assets of the Company pledged as collateral:

As of June 30, 2021, December 31, 2020 and June 30, 2020

	Carrying Amount
	As of
	June 30, 2021	December 31, 2020	June 30, 2020	Party to which asset(s) was pledged	Purpose of pledge
Refundable Deposits (Time deposit)	$811,660	$811,072	$811,072	Customs	Customs duty guarantee
Refundable Deposits (Time deposit)	234,286	234,286	234,286	Science Park Bureau	Collateral for land lease
Refundable Deposits (Time deposit)	20,619	18,215	18,215	Science Park Bureau	Collateral for dormitory lease
Refundable Deposits (Time deposit)	28,135	41,785	41,785	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Refundable Deposits (Time deposit)	1,000,000	1,000,000	1,000,000	Bank of China	Bank performance guarantee
Refundable Deposits (Time deposit)	8,428	-	-	Chang Hwa Commercial Bank	Collateral for short-term loans and letter of credit
Refundable Deposits (Bank deposit)	-	-	2,958	Chang Hwa Commercial Bank	Collateral for short-term loans
Buildings	5,100,487	5,310,769	5,105,087	Taiwan Cooperative Bank and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Machinery and equipment	30,894,155	21,370,450	15,677,722	Taiwan Cooperative Bank, Mega International Commercial Bank and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Transportation equipment	2,455	3,174	-	Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Furniture and fixtures	218,707	281,663	-	Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Right-of-use assets	282,199	289,552	280,335	Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Total	$38,601,131	$29,360,966	$23,171,460
64

9.	SIGNIFICANT CONTINGENCIES AND UNRECOGNIZED CONTRACT COMMITMENTS

(1)	As of June 30, 2021, amounts available under unused letters of credit for importing machinery and equipment were NT$0.5 billion.

(2)	As of June 30, 2021, the Company entrusted financial institutes to open performance guarantee, mainly related to the litigations and customs tax guarantee, amounting to NT$ 1.6 billion.

(3)	The Company entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$ 3.8 billion. As of June 30, 2021, the portion of royalties and development fees not yet recognized was NT$ 1.0 billion.

(4)	The Company entered into several construction contracts for the expansion of its operations. As of June 30, 2021, these construction contracts amounted to approximately NT$6.6 billion and the portion of the contracts not yet recognized was approximately NT$ 5.7 billion.

(5)	The Company entered into several wafer-processing contracts with its customers. According to the contracts, the Company shall provide agreed production capacity with the customers after they prepay the deposits.

(6)	The Board of Directors of UMC resolved in October 2014 to participate in a 3-way agreement with Xiamen Municipal People’s Government and FUJIAN ELECTRONIC & INFORMATION GROUP to form a company which will focus on 12’’ wafer foundry services. The Company obtained R.O.C. government authority’s approval for the investment and invested RMB 8.3 billion in USCXM in instalments from January 2015 to September 2018, according to the agreement that the Company obtained the ability to exercise control. Furthermore, based on the agreement, UMC recognized a financial liability in other noncurrent liabilities-others for the purchase from the other investors of their investments in USCXM at their original investment cost plus interest totally amounting to RMB 4.9 billion, beginning from the seventh year (2022) following the last instalment payment made by the other investors. Accordingly, the Company recognizes non-controlling interests as required by IFRS 10 during the reporting period. At the end of each reporting period, the Company recognizes a financial liability for its commitment to the other investors in accordance with IFRS 9, at the same time derecognizing the non-controlling interests. Any difference between the financial liability and the non-controlling interests balance is recognized in equity.
65

(7)	On August 31, 2017, the Taichung District Prosecutors Office indicted UMC based on the Trade Secret Act of R.O.C., alleging that employees of UMC misappropriated the trade secrets of MICRON TECHNOLOGY, INC. (“MICRON”). On June 12, 2020, an adverse ruling issued by the District Court of Taichung in a suit alleged that UMC, two of its current employees and a former employee engaged in the misappropriation of trade secrets. The Company does not expect material financial impact resulting from this claim. UMC appealed against the sentence.

On December 5, 2017, MICRON filed a civil action with similar cause against UMC with the United States District Court, Northern District of California. MICRON claimed entitlement to the actual damages, treble damages and relevant fees and requested the court to issue an order that enjoins UMC from using its trade secrets in question. UMC has appointed counsels to prepare answers against these charges. Currently the civil complaint has been stayed by the court.

On January 12, 2018, UMC filed three patent infringement actions with the Fuzhou Intermediate People’s Court against, among others, MICRON (XI’AN) CO., LTD. and MICRON (SHANGHAI) TRADING CO., LTD., requesting the court to order the defendants to stop manufacturing, processing, importing, selling, and committing to sell the products deploying the infringing patents in questions, and also to destroy all inventories and related molds and tools. On July 3, 2018, the Fuzhou Intermediate People’s Court granted preliminary injunction against the aforementioned two defendants, holding that the two defendants must immediately cease to manufacture, sell, and import products that infringe the patent rights of UMC. The court approved withdrawal of one of the patent infringement actions on our motion while the other two actions are still on trial.

(8)	On March 14, 2019, a putative class action styled Kevin D. Meyer v. United Microelectronics Corporation and several executives, was filed under Securities Exchange Act of 1934 and Rule 10b-5 in the United States District Court for the Southern District of New York. The court approved the settlement reached between the plaintiffs and the defendants on May 3, 2021 EST. According to the court approved settlement, UMC shall pay USD 3 million as the settlement fund to be allocated to the class plaintiffs and reimbursed of the expenses and class counsel fees. The reimbursement, which was recorded in non-operating other losses for the year of 2020, has no material effect on finances and business.

10.	SIGNIFICANT DISASTER LOSS

None.

66

11.	SIGNIFICANT SUBSEQUENT EVENTS

None.

12.	OTHERS

(1)	Categories of financial instruments

	As of
Financial Assets	June 30, 2021	December 31, 2020	June 30, 2020
Financial assets at fair value through profit or loss	$18,473,446	$16,042,721	$13,897,672
Financial assets at fair value through other comprehensive income	14,318,527	10,526,144	7,075,163
Financial assets measured at amortized cost
Cash and cash equivalents (excludes cash on hand)	123,994,489	94,042,271	99,865,658
Receivables	31,350,774	28,942,147	28,098,633
Refundable deposits	2,265,239	2,310,961	2,414,271
Other financial assets	25,030,294	14,386,131	10,307,452
Total	$215,432,769	$166,250,375	$161,658,849

	As of
Financial Liabilities	June 30, 2021	December 31, 2020	June 30, 2020
Financial liabilities at fair value through profit or loss	$2,067	$2,326	$771
Financial liabilities measured at amortized cost
Short-term loans	5,386,301	11,057,132	9,611,795
Payables	54,456,613	31,188,794	38,835,522
Guarantee deposits (current portion included)	7,818,532	235,992	415,919
Bonds payable (current portion included)	26,281,213	18,690,384	18,688,987
Long-term loans (current portion included)	38,948,952	33,066,106	42,518,685
Lease liabilities	5,324,311	5,576,864	5,951,611
Other financial liabilities	20,606,731	20,746,624	19,687,592
Total	$158,824,720	$120,564,222	$135,710,882
67

(2)	Financial risk management objectives and policies

The Company’s risk management objectives are to manage the market risk, credit risk and liquidity risk related to its operating activities. The Company identifies, measures and manages the aforementioned risks based on policy and risk preference.

The Company has established appropriate policies, procedures and internal controls for financial risk management. Before entering into significant financial activities, approval process by the Board of Directors and Audit Committee must be carried out based on related protocols and internal control procedures. The Company complies with its financial risk management policies at all times.

(3)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risks comprise currency risk, interest rate risk and other price risk (such as equity price risk).

Foreign currency risk

The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities (when revenue or expense is denominated in a different currency from the Company’s functional currency) and the Company’s net investments in foreign subsidiaries.

The Company applies natural hedges on the foreign currency risk arising from purchases or sales, and utilizes spot or forward exchange contracts to manage foreign currency risk and the net effect of the risks related to monetary financial assets and liabilities is minor. The notional amounts of the foreign currency contracts are the same as the amount of the hedged items. In principle, the Company does not carry out any forward exchange contracts for uncertain commitments. Furthermore, as net investments in foreign subsidiaries are for strategic purposes, they are not hedged by the Company.

The foreign currency sensitivity analysis of the possible change in foreign exchange rates on the Company’s profit is performed on significant monetary items denominated in foreign currencies as of the end of the reporting period. When NTD strengthens/weakens against USD by 10%, the profit for the six-month periods ended June 30, 2021 and 2020 decreases/increases by NT$797 million and NT$1,324 million, respectively. When RMB strengthens/weakens against USD by 10%, the profit for the six-month periods ended June 30, 2021 and 2020 increases/decreases by NT$1,144 million and NT$1,784 million, respectively. When JPY strengthens/weakens against USD by 10%, the profit for the six-month periods ended June 30, 2021 and 2020 decreases/increases by NT$357 million and NT$602 million, respectively.

68

Interest rate risk

The Company is exposed to interest rate risk arising from borrowing at floating interest rates. All of the Company’s bonds have fixed interest rates and are measured at amortized cost. As such, changes in interest rates would not affect the future cash flows. On the other hand, as the interest rates of the Company’s short-term and long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value. Please refer to Note 6(11), 6(13) and 6(14) for the range of interest rates of the Company’s bonds and bank loans.

At the reporting dates, a change of 10 basis points of interest rate in a reporting period could cause the profit for the six-month periods ended June 30, 2021 and 2020 to decrease/increase by NT$22 million and NT$26 million, respectively.

Equity price risk

The Company’s listed and unlisted equity securities are susceptible to market price risk arising from uncertainties about future performance of equity markets. The Company’s equity investments are classified as financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income.

The sensitivity analysis for the equity instruments is based on the change in fair value as of the reporting date. A change of 5% in the price of the aforementioned financial assets at fair value through profit or loss of listed companies could increase/decrease the Company’s profit for the six-month periods ended June 30, 2021 and 2020 by NT$321 million and NT$247 million, respectively. A change of 5% in the price of the aforementioned financial assets at fair value through other comprehensive income of listed companies could increase/decrease the Company’s other comprehensive income for the six-month periods ended June 30, 2021 and 2020 by NT$624 million and NT$295 million, respectively.

(4)	Credit risk management

The Company only trades with approved and creditworthy third parties. Where the Company trades with third parties which have less credit, it will request collateral from them. It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, notes and accounts receivable balances are monitored on an ongoing basis to decrease the Company’s exposure to credit risk.

The Company mitigates the credit risks from financial institutions by limiting its counter parties to only reputable domestic or international financial institutions with good credit standing and spreading its holdings among various financial institutions. The Company’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.

69

As of June 30, 2021, December 31, 2020 and June 30, 2020, accounts receivable from the top ten customers represent 60%, 62% and 55% of the total accounts receivable of the Company, respectively. The credit concentration risk of other accounts receivable is insignificant.

(5)	Liquidity risk management

The Company’s objectives are to maintain a balance between continuity of funding and flexibility through the use of cash and cash equivalents, bank loans, bonds and lease.

The table below summarizes the maturity profile of the Company’s financial liabilities based on the contractual undiscounted payments and contractual maturity:

	As of June 30, 2021
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$5,436,681	$-	$-	$-	$5,436,681
Payables	54,336,051	-	-	-	54,336,051
Guarantee deposits	70,485	118,081	669,840	6,960,126	7,818,532
Bonds payable	6,539,314	7,464,895	9,020,263	4,191,448	27,215,920
Long-term loans	9,386,645	14,982,610	12,564,762	7,836,855	44,770,872
Lease liabilities	691,663	1,227,797	1,076,949	3,108,416	6,104,825
Other financial liabilities	-	16,848,357	4,212,315	-	21,060,672
Total	$76,460,839	$40,641,740	$27,544,129	$22,096,845	$166,743,553
Derivative financial liabilities
Forward exchange contracts
Gross settlement
Inflow	$388,462	$-	$-	$-	$388,462
Outflow	(390,529)	-	-	-	(390,529)
Net	$(2,067)	$-	$-	$-	$(2,067)
70

	As of December 31, 2020
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$11,240,785	$-	$-	$-	$11,240,785
Payables	31,008,010	-	-	-	31,008,010
Guarantee deposits	793	163,618	-	71,581	235,992
Bonds payable	2,374,587	8,484,393	8,563,021	-	19,422,001
Long-term loans	25,885,932	5,889,382	2,424,965	-	34,200,279
Lease liabilities	695,790	1,280,476	1,102,021	3,354,217	6,432,504
Other financial liabilities	-	17,120,418	4,280,333	-	21,400,751
Total	$71,205,897	$32,938,287	$16,370,340	$3,425,798	$123,940,322
Derivative financial liabilities
Forward exchange contracts
Gross settlement
Inflow	$393,442	$-	$-	$-	$393,442
Outflow	(395,768)	-	-	-	(395,768)
Net	$(2,326)	$-	$-	$-	$(2,326)

	As of June 30, 2020
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$9,734,816	$-	$-	$-	$9,734,816
Payables	38,514,925	197,580	-	-	38,712,505
Guarantee deposits	302,204	45,156	-	68,559	415,919
Bonds payable	2,323,281	8,529,443	8,626,496	-	19,479,220
Long-term loans	6,841,334	23,461,908	15,787,842	5,964	46,097,048
Lease liabilities	724,243	1,325,949	1,176,410	3,664,280	6,890,882
Other financial liabilities	-	16,397,513	4,099,597	-	20,497,110
Total	$58,440,803	$49,957,549	$29,690,345	$3,738,803	$141,827,500
Derivative financial liabilities
Forward exchange contracts
Gross settlement
Inflow	$236,417	$-	$-	$-	$236,417
Outflow	(237,188)	-	-	-	(237,188)
Net	$(771)	$-	$-	$-	$(771)
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(6)	Foreign currency risk management

UMC entered into forward exchange contracts for hedging the exchange rate risk arising from the net monetary assets or liabilities denominated in foreign currency. The details of forward exchange contracts entered into by UMC are summarized as follows:

As of June 30, 2021

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 26 million	June 02, 2021~July 15, 2021

As of December 31, 2020

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 82 million	December 11, 2020~February 05, 2021

As of June 30, 2020

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 26 million	June 16, 2020~July 9, 2020

(7)	Fair value of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

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The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities;

Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable;

Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

a.	Assets and liabilities measured and recorded at fair value on a recurring basis:

	As of June 30, 2021
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$797,028	$909	$223,231	$1,021,168
Financial assets at fair value through profit or loss, noncurrent	7,452,628	426,277	9,573,373	17,452,278
Financial assets at fair value through other comprehensive income, noncurrent	12,487,536	-	1,830,991	14,318,527
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	2,067	-	2,067
73

	As of December 31, 2020
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$1,049,334	$2,384	$164,916	$1,216,634
Financial assets at fair value through profit or loss, noncurrent	5,546,320	393,856	8,885,911	14,826,087
Financial assets at fair value through other comprehensive income, noncurrent	9,058,372	-	1,467,772	10,526,144
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	2,326	-	2,326

	As of June 30, 2020
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$887,337	$2,565	$123,940	$1,013,842
Financial assets at fair value through profit or loss, noncurrent	4,706,373	259,460	7,917,997	12,883,830
Financial assets at fair value through other comprehensive income, noncurrent	5,899,908	-	1,175,255	7,075,163
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	771	-	771

Fair values of financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income that are categorized into level 1 are based on the quoted market prices in active markets. If there is no active market, the Company estimates the fair value by using the valuation techniques (income approach and market approach) in consideration of cash flow forecast, recent fund raising activities, valuation of similar companies, individual company’s development, market conditions and other economic indicators.

If there are restrictions on the sale or transfer of a financial asset, which are a characteristic of the asset, the fair value of the asset will be determined based on similar but unrestricted financial assets’ quoted market price with appropriate discounts for the restrictions. To measure fair values, if the lowest level input that is significant to the fair value measurement is directly or indirectly observable, then the financial assets are classified as Level 2 of the fair value hierarchy, otherwise as Level 3.

74

During the six-month periods ended June 30, 2021 and 2020, there were no significant transfers between Level 1 and Level 2 fair value measurements.

Reconciliation for fair value measurement in Level 3 fair value hierarchy is as follows:

	Financial assets at fair value through profit or loss					Financial assets at fair value through other comprehensive income
	Common stock	Preferred stock	Funds	Convertible bonds	Total	Common stock	Preferred stock	Total
As of January 1, 2021	$3,241,478	$3,279,003	$2,314,016	$216,330	$9,050,827	$1,297,627	$170,145	$1,467,772
Recognized in profit (loss)	11,254	(540,574)	1,148,837	319	619,836	-	-	-
Recognized in other comprehensive income (loss)	-	-	-	-	-	380,498	(17,279)	363,219
Acquisition	108,221	343,277	132,362	83,430	667,290	-	-	-
Disposal	(3,856)	(286,384)	-	(11,946)	(302,186)	-	-	-
Return of capital	(184)	-	(25,367)	-	(25,551)	-	-	-
Transfer out of Level 3	(121,540)	-	-	-	(121,540)	-	-	-
Exchange effect	(17,579)	(36,269)	(36,727)	(1,497)	(92,072)	-	-	-
As of June 30, 2021	$3,217,794	$2,759,053	$3,533,121	$286,636	$9,796,604	$1,678,125	$152,866	$1,830,991

	Financial assets at fair value through profit or loss					Financial assets at fair value through other comprehensive income
	Common stock	Preferred stock	Funds	Convertible bonds	Total	Common stock	Preferred stock	Total
As of January 1, 2020	$2,880,688	$3,279,294	$2,011,025	$104,708	$8,275,715	$1,130,430	$175,494	$1,305,924
Recognized in profit (loss)	(462,658)	(114,893)	(12,421)	37,923	(552,049)	-	-	-
Recognized in other comprehensive income (loss)	-	-	-	-	-	(56,286)	(74,383)	(130,669)
Acquisition	65,000	165,035	164,820	293,931	688,786	-	-	-
Disposal	-	(172,114)	-	(105,686)	(277,800)	-	-	-
Transfer out of Level 3	(35,000)	-	-	-	(35,000)	-	-	-
Exchange effect	(9,846)	(25,505)	(21,492)	(872)	(57,715)	-	-	-
As of June 30, 2020	$2,438,184	$3,131,817	$2,141,932	$330,004	$8,041,937	$1,074,144	$101,111	$1,175,255

The total profit of NT$464 million and loss of NT$589 million for the six-month periods ended June 30, 2021 and 2020, were included in profit or loss that is attributable to the change in unrealized gains or losses relating to those financial assets without quoted market prices held at the end of the reporting period.

The Company’s policy to recognize the transfer into and out of fair value hierarchy levels is based on the event or changes in circumstances that caused the transfer.

75

Significant unobservable inputs of fair value measurement in Level 3 fair value hierarchy are as follows:

As of June 30, 2021
Category of equity securities	Valuation technique	Significant unobservable inputs	Quantitative information	Interrelationship between inputs and fair value	Sensitivity analysis of interrelationship between inputs and fair value
Unlisted stock	Market Approach	Discount for lack of marketability	0%~50%	The greater degree of lack of marketability, the lower the estimated fair value is determined.	A change of 5% in the discount for lack of marketability of the aforementioned fair values of unlisted stocks could decrease/increase the Company’s profit (loss) for the six-month period ended June 30, 2021 by NT$268 million and NT$221 million, respectively, and decrease/increase the Company’s other comprehensive income (loss) for the six-month period ended June 30, 2021 by NT$133 million.

As of June 30, 2020
Category of equity securities	Valuation technique	Significant unobservable inputs	Quantitative information	Interrelationship between inputs and fair value	Sensitivity analysis of interrelationship between inputs and fair value
Unlisted stock	Market Approach	Discount for lack of marketability	0%~50%	The greater degree of lack of marketability, the lower the estimated fair value is determined.	A change of 5% in the discount for lack of marketability of the aforementioned fair values of unlisted stocks could decrease/increase the Company’s profit (loss) for the six-month period ended June 30, 2020 by NT$245 million and NT$181 million, respectively, and decrease/increase the Company’s other comprehensive income (loss) for the six-month period ended June 30, 2020 by NT$88 million.
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b.	Assets and liabilities not recorded at fair value but for which fair value is disclosed:

The fair value of bonds payable is estimated by the market price or using a valuation model. The model uses market-based observable inputs including share price, volatility, credit spread and risk-free interest rates. The fair value of long-term loans is determined using discounted cash flow model, based on the Company’s current incremental borrowing rates of similar loans.

The fair values of the Company’s short-term financial instruments including cash and cash equivalents, receivables, refundable deposits, other financial assets, short-term loans, payables and guarantee deposits approximate their carrying amount due to their maturities within one year.

As of June 30, 2021

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$26,486,023	$26,486,023	$-	$-	$26,281,213
Long-term loans (current portion included)	38,948,952	-	38,948,952	-	38,948,952

As of December 31, 2020

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$18,861,597	$18,861,597	$-	$-	$18,690,384
Long-term loans (current portion included)	33,066,106	-	33,066,106	-	33,066,106

As of June 30, 2020

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$18,824,534	$18,824,534	$-	$-	$18,688,987
Long-term loans (current portion included)	42,518,685	-	42,518,685	-	42,518,685
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(8)	Significant financial assets and liabilities denominated in foreign currencies

The following information was summarized by the foreign currencies other than the functional currency of the Company. The exchange rates disclosed were used to translate the foreign currencies into the functional currency. The significant financial assets and liabilities denominated in foreign currencies are as follows:

	As of
	June 30, 2021			December 31, 2020
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD:NTD	$770,000	27.81	$21,413,695	$711,855	28.43	$20,238,047
RMB:NTD	1,642	4.285	7,037	1,957	4.355	8,525
SGD:USD	60,003	0.7425	1,239,004	48,101	0.7559	1,033,694
USD:RMB	246,835	6.4601	6,832,761	182,252	6.5249	5,178,866
USD:JPY	155,876	110.61	4,312,096	195,035	103.52	5,544,168
Non-Monetary items
USD:NTD	180,447	27.81	5,018,233	143,991	28.43	4,093,667
Financial Liabilities
Monetary items
USD:NTD	481,466	27.91	13,437,711	241,111	28.53	6,878,910
RMB:NTD (Note C)	4,753,571	4.335	20,606,731	4,710,181	4.405	20,748,348
SGD:USD	98,510	0.7463	2,051,888	87,190	0.7596	1,893,220
USD:RMB	653,448	6.4601	18,299,520	763,407	6.5249	21,941,982
USD:JPY	32,006	110.61	899,926	29,542	103.52	852,317

				As of
				June 30, 2020
				Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD:NTD				$693,238	29.58	$20,505,994
RMB:NTD				1,661	4.169	6,923
SGD:USD				57,580	0.7153	1,218,321
USD:RMB				257,357	7.0795	7,595,743
USD:JPY				227,658	107.74	6,703,459
Non-Monetary items
USD:NTD				126,483	29.58	3,741,376
Financial Liabilities
Monetary items
USD:NTD				245,243	29.68	7,278,810
RMB:NTD (Note C)				4,666,412	4.219	19,687,592
SGD:USD				83,488	0.7190	1,781,638
USD:RMB				847,574	7.0795	25,315,686
USD:JPY				25,867	107.74	773,098
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Note A:	The foreign currency transactions mentioned above are expressed in terms of the amount before elimination.
Note B:	Please refer to the consolidated statements of comprehensive income for the total of realized and unrealized foreign exchange gain and loss. Since there were varieties of foreign currency transactions and functional currencies within the subsidiaries of the Company, the Company was unable to disclose foreign exchange gain (loss) towards each foreign currency with significant impact.
Note C:	Please refer to Note 9(6) for more details on other financial liabilities-noncurrent.

(9)	Significant intercompany transactions among consolidated entities for the six-month periods ended June 30, 2021 and 2020 are disclosed in Attachment 1.

(10)	Capital management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios to support its business and maximize the shareholders’ value. The Company also ensures its ability to operate continuously to provide returns to shareholders and the interests of other related parties, while maintaining the optimal capital structure to reduce costs of capital.

To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders, issue new shares or dispose assets to redeem liabilities.

Similar to its peers, the Company monitors its capital based on debt to capital ratio. The ratio is calculated as the Company’s net debt divided by its total capital. The net debt is derived by taking the total liabilities on the consolidated balance sheets minus cash and cash equivalents. The total capital consists of total equity (including capital, additional paid-in capital, retained earnings, other components of equity and non-controlling interests) plus net debt.

The Company’s strategy, which is unchanged for the reporting periods, is to maintain a reasonable ratio in order to raise capital with reasonable cost. The debt to capital ratios as of June 30, 2021, December 31, 2020 and June 30, 2020 were as follows:

	As of
	June 30, 2021	December 31, 2020	June 30, 2020
Total liabilities	$181,485,267	$141,743,273	$158,341,355
Less: Cash and cash equivalents	(124,000,482)	(94,048,036)	(99,871,617)
Net debt	57,484,785	47,695,237	58,469,738
Total equity	240,192,127	235,773,102	209,202,411
Total capital	$297,676,912	$283,468,339	$267,672,149
Debt to capital ratios	19.31%	16.83%	21.84%
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13.	ADDITIONAL DISCLOSURES

(1)	The following are additional disclosures for the Company and its affiliates as required by the R.O.C. Securities and Futures Bureau:

a.	Financing provided to others for the six-month period ended June 30, 2021: Please refer to Attachment 2.

b.	Endorsement/Guarantee provided to others for the six-month period ended June 30, 2021: Please refer to Attachment 3.

c.	Securities held as of June 30, 2021 (excluding subsidiaries, associates and joint venture): Please refer to Attachment 4.

d.	Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the six-month period ended June 30, 2021: Please refer to Attachment 5.

e.	Acquisition of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the six-month period ended June 30, 2021: Please refer to Attachment 6.

f.	Disposal of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the six-month period ended June 30, 2021: Please refer to Attachment 7.

g.	Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2021: Please refer to Attachment 8.

h.	Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of June 30, 2021: Please refer to Attachment 9.

i.	Names, locations and related information of investees as of June 30, 2021 (excluding investment in Mainland China): Please refer to Attachment 10.

j.	Financial instruments and derivative transactions: Please refer to Note 12.

k.	Information of major shareholders as of June 30, 2021: Please refer to Attachment 12.
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(2)	Investment in Mainland China

a.	Investee company name, main businesses and products, total amount of capital, method of investment, accumulated inflow and outflow of investments from Taiwan, net income (loss) of investee company, percentage of ownership, investment income (loss), carrying amount of investments, cumulated inward remittance of earnings and limits on investment in Mainland China: Please refer to Attachment 11.

b.	Directly or indirectly significant transactions through third regions with the investees in Mainland China, including price, payment terms, unrealized gain or loss, and other events with significant effects on the operating results and financial condition: Please refer to Attachment 1, 2, 3, 8 and 9.

14.	OPERATING SEGMENT INFORMATION

The Company determined its operating segments based on business activities with discrete financial information regularly reported through the Company’s internal reporting protocols to the Company’s chief operating decision maker. The Company only has wafer fabrication operating segment as the single reporting segment. The primary operating activity of the wafer fabrication segment is the manufacture of chips to the design specifications of our customers by using our own proprietary processes and techniques. The Company maintains a diversified customer base across industries, including communication, consumer electronics, computer, memory and others, while continuing to focus on manufacturing for high growth, large volume applications, including networking, telecommunications, internet, multimedia, PCs and graphics. There was no material difference between the accounting policies of the operating segment and those described in Note 4. Please refer to the Company’s consolidated financial statements for the related segment revenue and operating results.

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ATTACHMENT 1 (Significant intercompany transactions between consolidated entities)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

For the six-month period ended June 30, 2021

	Related party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Collection periods (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)

0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$22,802,598	Net 60 days	23%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	5,765,109	-	1%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Sales	626,693	Net 30 days	1%
					(Note 5)
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Accounts receivable	14,323	-	0%
1	UNITED SEMICONDUCTOR JAPAN CO., LTD.	UMC GROUP (USA)	3	Sales	1,494,129	Net 60 days	2%
1	UNITED SEMICONDUCTOR JAPAN CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	556,210	-	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Sales	777,063	Net 60 days	1%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	261,924	-	0%
3	WAVETEK MICROELECTRONICS CORPORATION	UMC GROUP (USA)	3	Sales	221,008	Net 60 days	0%
3	WAVETEK MICROELECTRONICS CORPORATION	UMC GROUP (USA)	3	Accounts receivable	74,733	-	0%
4	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Sales	183,227	Net 60 days	0%
4	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	68,146	-	0%

For the six-month period ended June 30, 2020

	Related party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Collection periods (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)

0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$24,572,410	Net 60 days	28%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	6,249,992	-	2%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Sales	1,200,824	Net 60 days	1%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Accounts receivable	65,721	-	0%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Sales	602,572	Net 30 days	1%
					(Note 5)
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Accounts receivable	21,664	-	0%
1	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Sales	372,512	Net 60 days	0%
1	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	133,892	-	0%
2	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP JAPAN	3	Sales	105,676	Net 60 days	0%
2	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP JAPAN	3	Accounts receivable	28,032	-	0%

Note 1:	UMC and its subsidiaries are coded as follows:
1. UMC is coded "0".
2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2:	Transactions are categorized as follows:
1. The holding company to subsidiary.
2. Subsidiary to holding company.
3. Subsidiary to subsidiary.
Note 3:	The sales price to the above related parties was determined through mutual agreement in reference to market conditions.
Note 4:	The percentage with respect to the consolidated asset/liability for transactions of balance sheet items are based on each item's balance at period-end.
For profit or loss items, cumulative balances are used as basis.
Note 5:	UMC authorized technology licenses to its subsidiary, UNITED SEMICONDUCTOR (XIAMEN) CO., LTD., in the amount of USD 0.35 billion which was recognized as deferred revenue.
Since it was a downstream transaction, the deferred revenue would be realized over time.

82

ATTACHMENT 2 (Financing provided to others for the six-month period ended June 30, 2021)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
													Collateral
No. (Note 1)	Lender	Counter-party	Financial statement account	Related Party	Maximum balance for the period	Ending balance	Actual amount provided	Interest rate	Nature of financing	Amount of sales to (purchases from) counter-party	Reason for financing	Loss allowance			Limit of financing amount for individual counter-party (Note2)	Limit of total financing amount (Note2)
													Item	Value
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Other receivables - related parties	Yes	$10,289,700	$4,727,700	$-	-	The need for short-term financing	$-	Business turnover	$-	None	$-	$24,008,593	$96,034,371
0	UNITED MICROELECTRONICS CORPORATION	WAVETEK MICROELECTRONICS CORPORATION	Other receivables - related parties	Yes	500,000	500,000	-	-	The need for short-term financing	-	Business turnover	-	None	-	24,008,593	96,034,371

Note 1: The parent company and its subsidiaries are coded as follows:
(i) The parent company is coded "0".
(ii) The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2: Limit of financing amount for individual counter-party shall not exceed 10% of the lender's net assets value as of the period.
Limit of total financing amount shall not exceed 40% of the Company’s net asset value.

83

ATTACHMENT 3 (Endorsement/Guarantee provided to others for the six-month period ended June 30, 2021)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

No. (Note 1)	Endorsor/Guarantor	Receiving party		Limit of guarantee/endorsement amount for receiving party (Note 3)	Maximum balance for the period				Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 4)
		Company name	Releationship (Note 2)			Ending balance	Actual amount provided	Amount of collateral guarantee/endorsement
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	2	$108,038,667	$18,754,675	$18,754,675 (Note 5)	$15,697,786 (Note 5)	$-	7.81%	$108,038,667

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.

No. (Note 1)	Endorsor/Guarantor	Receiving party		Limit of guarantee/endorsement amount for receiving party (Note 6)	Maximum balance for the period				Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 6)
		Company name	Releationship (Note 2)			Ending balance	Actual amount provided	Amount of collateral guarantee/endorsement
1	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	6	$10,545,321	$6,759,581	$6,759,581	$5,843,046	$-	28.85%	$10,545,321

Note 1:	The parent company and its subsidiaries are coded as follows:
1. The parent company is coded "0".
2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2:	According to the "Guidelines Governing the Preparation of Financial Reports by Securities Issuers" issued by the R.O.C. Securities and Futures Bureau, receiving parties should be disclosed as one of the following:
1. A company with which it does business.
2. A company in which the public company directly and indirectly holds more than 50% of the voting shares.
3. A company that directly and indirectly holds more than 50 % of the voting shares in the public company.
4. A company in which the public company holds, directly or indirectly, 90% or more of the voting shares.
5. A company that fulfills its contractual obligations by providing mutual endorsements/guarantees for another company in the same industry or for joint builders for purposes of undertaking a construction project.
6. A company that all capital contributing shareholders make endorsements/ guarantees for their jointly invested company in proportion to their shareholding percentages.
7. Companies in the same industry provide among themselves joint and several security for a performance guarantee of a sales contract for pre-construction homes pursuant to the Consumer Protection Act for each other.
Note 3:	The amount of endorsements/guarantees shall not exceed 45% of the net worth of endorsor/guarantor; and the ceilings on the amount of endorsements/guarantees for any single entity are as follows:
1. The amount of endorsements/guarantees for any single entity shall not exceed 45% of net worth of endorsor/guarantor.
2. The amount of endorsements/guarantees for a company which endorsor/guarantor does business with, except the ceiling rules abovementioned shall not exceed the needed amounts arising from business dealings which is the higher amount of total sales or purchase transactions between endorsor/guarantor and the receiving party.
The aggregate amount of endorsements/guarantees that the Company as a whole is permitted to make shall not exceed 45% of the Company's net worth, and the aggregate amount of endorsements/guarantees for any single entity shall not exceed 45% of the Company's net worth.
Note 4:	Limit of total guarantee/endorsement amount shall not exceed 45% of UMC's net assets value as of June 30, 2021.
Note 5:	On Feburary 22, 2017, the board of directors resolved to guarantee UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.'s syndicated loan from banks including China Development Bank in the amount up to USD 310 million.
On March 7, 2018, the board of directors resolved to increase the endorsement for syndicated loan amounted to USD 152 million, on October 24, 2018, the board of directors resolved to increase the endorsement for syndicated loan amounted to USD 41 million.
On July 24, 2019, the board of directors resolved to decrease the endorsement for syndicated loan amounted to USD 26 million, on December 18, 2019, the board of directors resolved to decrease the endorsement for syndicated loan amounted to USD 13 million.
On July 29, 2020, the board of directors resolved to decrease the endorsement for syndicated loan amounted to USD 32 million and to increase the endorsement for short-term loans agreement amounted to CNY 900 million.
On October 29, 2020, the board of directors resolved to decrease the endorsement for syndicated loan amounted to USD 32 million.
On December 16, 2020, the board of directors resolved to decrease the endorsement for syndicated loan amounted to USD 29 million, to decrease the endorsement for short-term loans agreement amounted to CNY 900 million and to increase the endorsement for loans agreement amounted to CNY 1.97 billion.
Total endorsement amount is up to USD 371 million and CNY 1.97 billion. As of June 30, 2021, actual amount provided was NT$15.70 billion.
Note 6:	Limit of total endorsed/guaranteed amount shall not exceed 45% of HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.'s net assets value as of June 30, 2021.
The amount of endorsements/guarantees for any single entity shall not exceed 45% of net worth ofHEJIAN TECHNOLOGY (SUZHOU) CO., LTD.'s net assets value as of June 30, 2021.
The aggregate amount of endorsements/guarantees that the Company as a whole is permitted to make shall not exceed 45% of the Company's net worth, and the aggregate amount of endorsements/guarantees for any single entity shall not exceed 45% of the Company's net worth.

84

ATTACHMENT 4 (Securities held as of June 30, 2021) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

				June 30, 2021
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Fund	MILLERFUL NO.1 REAL ESTATE INVESTMENT TRUST	-	Financial assets at fair value through profit or loss, current	18,000	$195,120	1.70	$195,120	None
Stock	PIXART IMAGING, INC.	-	Financial assets at fair value through profit or loss, current	1,600	314,400	1.13	314,400	None
Stock	KING YUAN ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, current	2,675	120,107	0.22	120,107	None
Fund	RED ARC GLOBAL INVESTMENTS (IRELAND) ICAV TERM LIQUIDITY FUND	-	Financial assets at fair value through profit or loss, current	57	167,401	0.15	167,401	None
Stock	PIXTECH, INC.	-	Financial assets at fair value through profit or loss, noncurrent	9,883	-	17.63	-	None
Stock	UNITED FU SHEN CHEN TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	17,511	-	15.75	-	None
Stock	HOLTEK SEMICONDUCTOR INC.	-	Financial assets at fair value through profit or loss, noncurrent	22,144	2,214,426	9.79	2,214,426	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets at fair value through profit or loss, noncurrent	6,692	595,520	9.29	595,520	None
Stock	UNITED INDUSTRIAL GASES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	16,680	1,149,981	7.66	1,149,981	None
Stock	AMIC TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	5,627	-	4.71	-	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	12,521	258,553	4.29	258,553	None
Stock	KING YUAN ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	20,483	919,673	1.68	919,673	None
Stock	ENNOSTAR INC.	-	Financial assets at fair value through profit or loss, noncurrent	5,357	420,563	0.78	420,563	None
Stock	PROMOS TECHNOLOGIES INC.	-	Financial assets at fair value through profit or loss, noncurrent	324	-	0.72	-	None
Stock-Preferred stock	TONBU, INC.	-	Financial assets at fair value through profit or loss, noncurrent	938	-	-	-	None
Stock-Preferred stock	AETAS TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,166	-	-	-	None
Stock-Preferred stock	TA SHEE GOLF & COUNTRY CLUB	-	Financial assets at fair value through profit or loss, noncurrent	0	21,750	-	21,750	None
Stock	SILICON INTEGRATED SYSTEMS CORP.	The Company's director	Financial assets at fair value through other comprehensive income, noncurrent	119,979	2,585,550	19.02	2,585,550	None
Stock	UNIMICRON HOLDING LIMITED	Associate	Financial assets at fair value through other comprehensive income, noncurrent	20,000	1,042,875	12.67	1,042,875	None
Stock	ITE TECH. INC.	-	Financial assets at fair value through other comprehensive income, noncurrent	13,960	1,696,137	8.67	1,696,137	None
Stock	NOVATEK MICROELECTRONICS CORP.	-	Financial assets at fair value through other comprehensive income, noncurrent	16,445	8,205,849	2.70	8,205,849	None
Stock-Preferred stock	MTIC HOLDINGS PTE. LTD.	Associate	Financial assets at fair value through other comprehensive income, noncurrent	12,000	152,866	-	152,866	None

85

ATTACHMENT 4 (Securities held as of June 30, 2021) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				June 30, 2021
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	DARCHUN VENTURE CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,514	$2,605	19.65	$2,605	None
Stock	SOLARGATE TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	957	-	15.94	-	None
Fund	TRENDFORCE CAPITAL FUND SPC-TRENDFORCE CAPITAL FUND I SP	-	Financial assets at fair value through profit or loss, noncurrent	15	78,461	15.06	78,461	None
Stock	TRONC-E CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,800	-	14.49	-	None
Stock	CENTERA PHOTONICS INC.	-	Financial assets at fair value through profit or loss, noncurrent	3,750	15,938	11.69	15,938	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,500	18,475	10.23	18,475	None
Stock	ADVANCE MATERIALS CORP.	-	Financial assets at fair value through profit or loss, noncurrent	10,719	80,927	9.12	80,927	None
Stock	CLIENTRON CORP.	-	Financial assets at fair value through profit or loss, noncurrent	5,771	109,359	9.07	109,359	None
Stock	MONTJADE ENGINEERING CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,800	15,048	8.18	15,048	None
Stock	EXCELSIUS MEDICAL CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,500	22,635	7.50	22,635	None
Stock	TAIWAN REDEYE BIOMEDIAL INC.	-	Financial assets at fair value through profit or loss, noncurrent	743	18,617	7.43	18,617	None
Stock	NEW SMART TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	900	6,705	7.29	6,705	None
Stock	WIN WIN PRECISION TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,150	40,635	6.93	40,635	None
Stock	RISELINK VENTURE CAPITAL CORP.	-	Financial assets at fair value through profit or loss, noncurrent	11	692	6.67	692	None
Stock	LICO TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	6,609	-	5.32	-	None
Stock	AMPAK TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	3,000	274,500	4.98	274,500	None
Stock	EMPASS TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	300	5,640	4.50	5,640	None
Stock	ACT GENOMICS HOLDINGS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	4,600	149,162	4.24	149,162	None
Stock	MERIDIGEN BIOTECH CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,838	-	4.20	-	None
Stock	TAIWAN AULISA MEDICAL DEVICES TECHNOLOGIES, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,114	11,220	4.01	11,220	None
Stock	SOLID STATE SYSTEM CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,400	96,240	3.71	96,240	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	-	Financial assets at fair value through profit or loss, noncurrent	6,374	180,062	3.49	180,062	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	10,059	207,714	3.44	207,714	None
Stock	ANIMATION TECHNOLOGIES INC.	-	Financial assets at fair value through profit or loss, noncurrent	265	-	3.16	-	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	4,416	176,204	3.11	176,204	None
Fund	TRANSLINK CAPITAL PARTNERS IV, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	323,563	2.96	323,563	None

86

ATTACHMENT 4 (Securities held as of June 30, 2021) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				June 30, 2021
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	BRIGHT SHELAND INTERNATIONAL CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,200	$38,760	2.87	$38,760	None
Stock	TAIWAN SEMICONDUCTOR CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	6,741	404,527	2.54	404,527	None
Stock	CHITEC TECHNOLOGY CORP., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	627	19,280	2.15	19,280	None
Stock	FORMOSA PHARMACEUTICALS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	2,100	50,400	2.12	50,400	None
Fund	VERTEX V (C.I.) FUND L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	109,850	2.07	109,850	None
Fund	VERTEX VI FUND L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	22,740	2.04	22,740	None
Stock	YUEN FOONG YU CONSUMER PRODUCTS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	4,000	303,600	1.63	303,600	None
Stock	M3 TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	594	85,536	1.62	85,536	None
Stock	ACER E-ENABLING SERVICE BUSINESS INC.	-	Financial assets at fair value through profit or loss, noncurrent	550	111,650	1.51	111,650	None
Stock	TEAM GROUP INC.	-	Financial assets at fair value through profit or loss, noncurrent	902	64,520	1.11	64,520	None
Stock	LINTES TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	615	69,803	1.08	69,803	None
Stock	WALTOP INTERNATIONAL CORP.	-	Financial assets at fair value through profit or loss, noncurrent	65	543	1.07	543	None
Stock	CRYSTALWISE TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	888	23,979	1.02	23,979	None
Stock	POWERTEC ELECTROCHEMICAL CORP.	-	Financial assets at fair value through profit or loss, noncurrent	9,930	-	0.70	-	None
Stock	TAIWANJ PHARMACEUTICALS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	514	6,554	0.68	6,554	None
Stock	ROARING SUCCESS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	317	7,681	0.64	7,681	None
Stock	TIGERAIR TAIWAN CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	847	26,426	0.30	26,426	None
Stock	SOLAR APPLIED MATERIALS TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,173	54,492	0.20	54,492	None
Stock	RAYDIUM SEMICONDUCTOR CORP.	-	Financial assets at fair value through profit or loss, noncurrent	120	46,020	0.18	46,020	None
Stock	CHANG WAH ELECTROMATERIALS INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,055	34,810	0.16	34,810	None
Stock	FORTEMEDIA, INC.	-	Financial assets at fair value through profit or loss, noncurrent	21	35	0.02	35	None
Stock-Preferred Stock	EJOULE INTERNATIONAL LIMITED	-	Financial assets at fair value through profit or loss, noncurrent	23,909	88,272	-	88,272	None
Stock-Preferred Stock	FLOADIA CORP.	-	Financial assets at fair value through profit or loss, noncurrent	2	104,549	-	104,549	None
Stock-Preferred Stock	FORTEMEDIA, INC.	-	Financial assets at fair value through profit or loss, noncurrent	311	2,569	-	2,569	None
Stock-Preferred Stock	ACEPODIA, INC.	-	Financial assets at fair value through profit or loss, noncurrent	2,055	61,758	-	61,758	None
Stock-Preferred Stock	BRAVOTEK CORP.	-	Financial assets at fair value through profit or loss, noncurrent	2,250	58,217	-	58,217	None

87

ATTACHMENT 4 (Securities held as of June 30, 2021) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				June 30, 2021
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock-Preferred Stock	GEAR RADIO LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,400	$57,552	-	$57,552	None
Stock-Preferred Stock	SONATUS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	249	27,810	-	27,810	None
Convertible bonds	YEONG GUAN ENERGY TECHNOLOGY GROUP CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	100	10,650	-	10,650	None
Convertible bonds	BRIGHT SHELAND INTERNATIONAL CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	250	25,331	-	25,331	None
Convertible bonds	MERCURIES & ASSOCIATES HOLDING, LTD.	-	Financial assets at fair value through profit or loss, noncurrent	500	57,450	-	57,450	None
Convertible bonds	EPISIL HOLDING INC.	-	Financial assets at fair value through profit or loss, noncurrent	30	3,870	-	3,870	None
Stock	SHIN-ETSU HANDOTAI TAIWAN CO., LTD.	-	Financial assets at fair value through other comprehensive income, noncurrent	10,500	635,250	7.00	635,250	None
Stock	UNITED MICROELECTRONICS CORP.	Parent company	Financial assets at fair value through other comprehensive income, noncurrent	16,079	853,781	0.13	853,781	None
Stock-Preferred Stock	CENTERA PHOTONICS INC.	-	Prepayments for investments	526	15,782	-	N/A	None

TLC CAPITAL CO., LTD.

				June 30, 2021
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Convertible bonds	EJOULE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, current	-	$148,422	-	$148,422	None
Convertible bonds	JSAB HOLDING LTD.	-	Financial assets at fair value through profit or loss, current	-	69,525	-	69,525	None
Fund	EVERYI CAPITAL ASIA FUND, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	218,171	18.18	218,171	None
Stock	BEAUTY ESSENTIALS INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	150,500	73,244	13.99	73,244	None
Fund	OAK HILL OPPORTUNITIES FUND, SEGREGATED PORTFOLIO	-	Financial assets at fair value through profit or loss, noncurrent	13	338,956	13.00	338,956	None
Stock	WINKING ENTERTAINMENT LTD.	-	Financial assets at fair value through profit or loss, noncurrent	5,983	138,645	10.23	138,645	None
Fund	EVERYI CAPITAL ASIA FUND II, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	114,253	9.09	114,253	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,200	8,868	4.91	8,868	None
Stock	ADVANCE MATERIALS CORP.	-	Financial assets at fair value through profit or loss, noncurrent	5,415	40,882	4.61	40,882	None
Fund	TRANSLINK CAPITAL PARTNERS III, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	173,176	4.24	173,176	None
Stock	SUNDIA MEDITECH GROUP	-	Financial assets at fair value through profit or loss, noncurrent	117	-	3.20	-	None
Stock	WELLYSUN INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,000	35,000	2.34	35,000	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	-	Financial assets at fair value through profit or loss, noncurrent	3,183	89,923	1.74	89,923	None
Stock	HANDA PHARMACEUTICALS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,000	31,900	0.86	31,900	None

88

ATTACHMENT 4 (Securities held as of June 30, 2021) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

TLC CAPITAL CO., LTD.

				June 30, 2021
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	SIMPLO TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,422	$510,671	0.77	$510,671	None
Stock	TXC CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,978	249,227	0.64	249,227	None
Stock	LINTES TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	365	41,428	0.64	41,428	None
Stock	POWTEC ELECTROCHEMICAL CORP.	-	Financial assets at fair value through profit or loss, noncurrent	6,470	-	0.46	-	None
Stock	YUEN FOONG YU CONSUMER PRODUCTS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,000	75,900	0.41	75,900	None
Stock	EVERGREEN STEEL CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,000	69,700	0.24	69,700	None
Stock	VALUE VALVES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	40	3,620	0.10	3,620	None
Stock	CHANG WAH ELECTROMATERIALS INC.	-	Financial assets at fair value through profit or loss, noncurrent	506	16,709	0.07	16,709	None
Stock	ADVANCED ENERGY SOLUTION HOLDING CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	49	44,565	0.06	44,565	None
Convertible bonds	TECHCENTIAL INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	99	9,712	-	9,712	None
Convertible bonds	EVERGREEN MARINE CORP. (TAIWAN) LTD.	-	Financial assets at fair value through profit or loss, noncurrent	690	143,520	-	143,520	None
Capital-Preferred stock	GUANGXI CHIPBETTER MICROELECTRONICS INC.	-	Financial assets at fair value through profit or loss, noncurrent	672	58,846	-	58,846	None
Capital-Preferred stock	CANAANTEK CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	190	26,995	-	26,995	None
Stock-Preferred stock	YOUJIA GROUP LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,685	5,261	-	5,261	None
Stock-Preferred stock	ALO7 LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,377	175,754	-	175,754	None
Stock-Preferred stock	ADWO MEDIA HOLDINGS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	5,332	-	-	-	None
Stock-Preferred stock	IMO, INC.	-	Financial assets at fair value through profit or loss, noncurrent	8,519	-	-	-	None
Stock-Preferred stock	GAME VIDEO LTD.	-	Financial assets at fair value through profit or loss, noncurrent	279	28,390	-	28,390	None
Stock-Preferred stock	PLAYNITRIDE INC.	-	Financial assets at fair value through profit or loss, noncurrent	717	86,601	-	86,601	None
Stock-Preferred stock	EJOULE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	35,863	132,408	-	132,408	None
Stock-Preferred stock	TURNING POINT LASERS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,000	49,301	-	49,301	None
Stock-Preferred stock	ARTERY TECHNOLOGY CORPORATION(CAYMAN)	Associate	Financial assets at fair value through profit or loss, noncurrent	852	117,065	-	117,065	None
Stock-Preferred stock	JSAB HOLDING LTD.	-	Financial assets at fair value through profit or loss, noncurrent	667	21,360	-	21,360	None
Stock-Preferred stock	SILC TECHNOLOGIES, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,697	76,477	-	76,477	None

89

ATTACHMENT 4 (Securities held as of June 30, 2021) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

TLC CAPITAL CO., LTD.

				June 30, 2021
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock-Preferred stock	SINO APPLIED TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	855		$12,514	-		$12,514	None
Stock-Preferred stock	RAMON SPACE LTD.	-	Financial assets at fair value through profit or loss, noncurrent	249		55,620	-		55,620	None
Stock-Preferred stock	XMEMS LABS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	2,990		55,620	-		55,620	None

UMC CAPITAL CORP.

				June 30, 2021
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Convertible bonds	CLOUDWORDS, INC.	-	Financial assets at fair value through profit or loss, current	-	USD	190	-	USD	190	None
Capital	TRANSLINK MANAGEMENT III, L.L.C.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	1,114	14.33	USD	1,114	None
Fund	TRANSLINK CAPITAL PARTNERS III, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	16,836	11.47	USD	16,836	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets at fair value through profit or loss, noncurrent	7,035	USD	22,512	9.76	USD	22,512	None
Fund	TRANSLINK CAPITAL PARTNERS IV, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	34,904	8.87	USD	34,904	None
Stock	ALL-STARS SP IV LTD.	-	Financial assets at fair value through profit or loss, noncurrent	7	USD	6,920	5.03	USD	6,920	None
Fund	TRANSLINK CAPITAL PARTNERS II, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	1,630	4.53	USD	1,630	None
Fund	GROVE VENTURES II, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	1,018	3.25	USD	1,018	None
Fund	SIERRA VENTURES XI, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	8,094	1.76	USD	8,094	None
Fund	STORM VENTURES FUND V, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	5,340	1.69	USD	5,340	None
Fund	SIERRA VENTURES XII, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	1,176	1.38	USD	1,176	None
Stock	APPIER GROUP INC.	-	Financial assets at fair value through profit or loss, noncurrent	640	USD	9,093	0.63	USD	9,093	None
Stock	ACHIEVE MADE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	80	USD	16	0.46	USD	16	None
Stock-Preferred stock	ACHIEVE MADE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,644	USD	2,623	-	USD	2,623	None
Stock-Preferred stock	CNEX LABS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	454	USD	6,040	-	USD	6,040	None
Stock-Preferred stock	GLYMPSE, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,349	USD	3,622	-	USD	3,622	None
Stock-Preferred stock	ATSCALE, INC.	-	Financial assets at fair value through profit or loss, noncurrent	8,520	USD	6,139	-	USD	6,139	None
Stock-Preferred stock	SENSIFREE LTD.	-	Financial assets at fair value through profit or loss, noncurrent	614	USD	1,032	-	USD	1,032	None
Stock-Preferred stock	DCARD HOLDINGS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	30,075	USD	6,325	-	USD	6,325	None

90

ATTACHMENT 4 (Securities held as of June 30, 2021) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC CAPITAL CORP.
				June 30, 2021
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock-Preferred stock	GCT SEMICONDUCTOR, INC.	-	Financial assets at fair value through profit or loss, noncurrent	175	USD	111	-	USD	111	None
Stock-Preferred stock	FORTEMEDIA, INC.	-	Financial assets at fair value through profit or loss, noncurrent	12,241	USD	7,426	-	USD	7,426	None
Stock-Preferred stock	SIFOTONICS TECHNOLOGIES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,500	USD	8,761	-	USD	8,761	None
Stock-Preferred stock	NEVO ENERGY, INC.	-	Financial assets at fair value through profit or loss, noncurrent	4,980		-	-		-	None
Stock-Preferred stock	NEXENTA SYSTEMS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	6,555		-	-		-	None
Stock-Preferred stock	CLOUDWORDS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	9,461	USD	5,077	-	USD	5,077	None
Stock-Preferred stock	EAST VISION TECHNOLOGY LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,770		-	-		-	None
Stock-Preferred stock	RENIAC, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,287	USD	647	-	USD	647	None
Stock-Preferred stock	BLUESPACE.AI, INC.	-	Financial assets at fair value through profit or loss, noncurrent	174	USD	137	-	USD	137	None
Stock-Preferred stock	REED SEMICONDUCTOR CORP.	-	Financial assets at fair value through profit or loss, noncurrent	3,352	USD	1,006	-	USD	1,006	None
Stock-Preferred stock	A.A.A TARANIS VISUAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	4	USD	3,413	-	USD	3,413	None
Convertible bonds	GLYMPSE, INC.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	1,830	-	USD	1,830	None
Convertible bonds	RENIAC, INC.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	450	-	USD	450	None

TERA ENERGY DEVELOPMENT CO., LTD.

				June 30, 2021
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock	TIAN TAI PHOTOELECTRICITY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	357		$5,146	1.18		$5,146	None

SINO PARAGON LIMITED

				June 30, 2021
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Fund	SPARKLABS GLOBAL VENTURES FUND I, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-		$96,206	11.13		$96,206	None
Fund	SPARKLABS KOREA FUND II, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-		37,797	5.00		37,797	None

UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.

				June 30, 2021
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Fund	LANHOR FUND	-	Financial assets at fair value through profit or loss, noncurrent	-	RMB	26,401	9.71	RMB	26,401	None

91

ATTACHMENT 5 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the six-month period ended June 30, 2021)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/shares (thousand)	Amount	Units (thousand)/ bonds/shares (thousand)	Amount	Units (thousand)/ bonds/shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/shares (thousand)	Amount
None

92

ATTACHMENT 6 (Acquisition of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the six-month period ended June 30, 2021)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Where counter-party is a related party, details of prior transactions
Name of properties	Transaction date	Transaction amount	Payment status	Counter-party	Relationship	Former holder of property	Relationship between former holder and acquirer of property	Date of transaction	Transaction amount	Price reference	Date of acquisition and status of utilization	Other commitments
None

93

ATTACHMENT 7 (Disposal of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the six-month period ended June 30, 2021)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Names of properties	Transaction date	Date of original acquisition	Carrying amount	Transaction amount	Status of proceeds collection	Gain (Loss) from disposal	Counter-party	Relationship	Reason of disposal	Price reference	Other commitments

None

94

ATTACHMENT 8 ( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the six-month period ended June 30, 2021)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)

UMC GROUP (USA)	Subsidiary	Sales		$22,802,598	31%	Net 60 days	N/A	N/A		$5,765,109	26%
FARADAY TECHNOLOGY CORPORATION	Associate	Sales		939,653	1%	Month-end 60 days	N/A	N/A		257,157	1%
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Subsidiary	Sales		626,693	1%	Net 30 days	N/A	N/A		14,323	0%

UMC GROUP (USA)
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)

UNITED MICROELECTRONICS CORPORATION	Parent company	Purchases	USD	784,905	89%	Net 60 days	N/A	N/A	USD	207,915	86%
UNITED SEMICONDUCTOR JAPAN CO., LTD.	Associate	Purchases	USD	50,373	6%	Net 60 days	N/A	N/A	USD	20,106	8%
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Associate	Purchases	USD	27,429	3%	Net 60 days	N/A	N/A	USD	9,473	4%
WAVETEK MICROELECTRONICS CORPORATION	Associate	Purchases	USD	7,701	1%	Net 60 days	N/A	N/A	USD	2,687	1%
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Associate	Purchases	USD	6,478	1%	Net 60 days	N/A	N/A	USD	2,462	1%

UNITED SEMICONDUCTOR JAPAN CO., LTD.
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)

UMC GROUP (USA)	Associate	Sales	JPY	5,735,621	18%	Net 60 days	N/A	N/A	JPY	2,223,949	15%

UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)

UMC GROUP (USA)	Associate	Sales	RMB	178,381	9%	Net 60 days	N/A	N/A	RMB	61,126	11%
FARADAY TECHNOLOGY CORPORATION	Associate	Sales	RMB	31,696	2%	Net 60 days	N/A	N/A	RMB	5,238	1%

WAVETEK MICROELECTRONICS CORPORATION
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)

UMC GROUP (USA)	Associate	Sales		$221,008	21%	Net 60 days	N/A	N/A		$74,733	23%

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)

UMC GROUP (USA)	Associate	Sales	RMB	42,061	3%	Net 60 days	N/A	N/A	RMB	15,903	4%

95

ATTACHMENT 9 (Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of June 30, 2021)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

		Ending balance						Turnover rate (times)	Overdue receivables		Amount received in subsequent period		Loss allowance

Counter-party	Relationship	Notes receivable	Accounts receivable		Other receivables	Total			Amount	Collection status

UMC GROUP (USA)	Subsidiary	$-		$5,765,109	$5,471		$5,770,580	8.18	$6,276	Collection in subsequent period		$2,691,614		$11,567
FARADAY TECHNOLOGY CORP.	Associate	-		257,157	23		257,180	10.06	9,594	Collection in subsequent period		-		222

UNITED SEMICONDUCTOR JAPAN CO., LTD.

		Ending balance						Turnover rate (times)	Overdue receivables		Amount received in subsequent period		Loss allowance

Counter-party	Relationship	Notes receivable	Accounts receivable		Other receivables	Total			Amount	Collection status

UMC GROUP (USA)	Associate	JPY -	JPY	2,223,949	JPY -	JPY	2,223,949	5.90	JPY -	-	JPY	950,036	JPY	-

UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.

		Ending balance						Turnover rate (times)	Overdue receivables		Amount received in subsequent period		Loss allowance

Counter-party	Relationship	Notes receivable	Accounts receivable		Other receivables	Total			Amount	Collection status

UMC GROUP (USA)	Associate	RMB -	RMB	61,126	RMB -	RMB	61,126	6.02	RMB -	-	RMB	-	RMB	69

96

ATTACHMENT 10 (Names, locations and related information of investee companies as of June 30, 2021) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2021			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UMC GROUP (USA)	USA	IC Sales	USD	16,438	USD	16,438	16,438	100.00	$1,669,364	$(12,308)	$(12,308)
UNITED MICROELECTRONICS (EUROPE) B.V.	The Netherlands	Marketing support activities	USD	5,421	USD	5,421	9	100.00	134,713	1,911	1,911
UMC CAPITAL CORP.	Cayman Islands	Investment holding	USD	81,500	USD	81,500	71,663	100.00	5,211,622	1,229,506	1,229,506
GREEN EARTH LIMITED	Samoa	Investment holding	USD	977,000	USD	977,000	977,000	100.00	9,106,500	(887,277)	(887,277)
TLC CAPITAL CO., LTD.	Taipei City, Taiwan	Venture capital		4,610,000		4,610,000	421,983	100.00	4,868,924	352,708	352,708
UMC INVESTMENT (SAMOA) LIMITED	Samoa	Investment holding	USD	1,520	USD	1,520	1,520	100.00	39,112	(849)	(849)
FORTUNE VENTURE CAPITAL CORP.	Taipei City, Taiwan	Consulting and planning for venture capital		3,440,053		3,440,053	444,752	100.00	5,911,757	583,291	583,291
UMC KOREA CO., LTD.	Korea	Marketing support activities	KRW	550,000	KRW	550,000	110	100.00	21,053	499	499
OMNI GLOBAL LIMITED	Samoa	Investment holding	USD	4,300	USD	4,300	4,300	100.00	588,767	14,868	14,868
SINO PARAGON LIMITED	Samoa	Investment holding	USD	2,600	USD	2,600	2,600	100.00	136,614	(5,739)	(5,739)
BEST ELITE INTERNATIONAL LIMITED	British Virgin Islands	Investment holding	USD	309,102	USD	309,102	664,966	100.00	24,055,854	1,535,921	1,535,921
UNITED SEMICONDUCTOR JAPAN CO., LTD.	Japan	Sales and manufacturing of integrated circuits	JPY	64,421,068	JPY	64,421,068	116,247	100.00	17,159,154	1,122,117	1,122,117
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		1,903,741		1,903,741	148,112	80.29	341,718	(62,709)	(50,770)
MTIC HOLDINGS PTE. LTD.	Singapore	Investment holding	SGD	12,000	SGD	12,000	12,000	45.44	-	(213,992)	(26,295)
UNITECH CAPITAL INC.	British Virgin Islands	Investment holding	USD	21,000	USD	21,000	21,000	42.00	850,393	390,740	164,111
TRIKNIGHT CAPITAL CORPORATION	Taipei City, Taiwan	Investment holding		2,342,800		2,342,800	234,280	40.00	2,905,912	1,358,292	543,317
HSUN CHIEH INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		336,241		336,241	858,851	36.49	11,370,011	4,025,509	1,468,827
YANN YUAN INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		2,300,000		2,300,000	46,000	28.22	7,956,533	17,573	5,425
FARADAY TECHNOLOGY CORPORATION	Hsinchu City, Taiwan	Design of application-specific integrated circuit		38,918		38,918	34,240	13.78	1,661,423	267,913	36,908
UNIMICRON TECHNOLOGY CORP.	Taoyuan City, Taiwan	Manufacturing of PCB		2,438,565		2,438,565	196,136	13.30	9,565,280	3,063,547	409,437

97

ATTACHMENT 10 (Names, locations and related information of investee companies as of June 30, 2021) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2021				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

TERA ENERGY DEVELOPMENT CO., LTD.	Hsinchu City, Taiwan	Energy Technical Services		$100,752		$100,752	18,655	100.00		$81,048		$19,066		$19,066
PURIUMFIL INC.	Hsinchu City, Taiwan	Chemicals and filtration products & Microcontamination control service		10,000		10,000	1,000	44.45		6,188		(41)		(18)
UNITED LED CORPORATION HONG KONG LIMITED	Hongkong	Investment holding	USD	22,500	USD	22,500	22,500	25.14		96,397		7,324		1,841
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		8,856		8,856	1,194	0.65		3,593		(62,709)		(409)

TLC CAPITAL CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2021				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

SOARING CAPITAL CORP.	Samoa	Investment holding	USD	900	USD	900	900	100.00		$8,173		$172		$172
HSUN CHIEH CAPITAL CORP.	Samoa	Investment holding	USD	8,000	USD	8,000	8,000	40.00		242,894		129,127		51,651
VSENSE CO., LTD.	Taipei City, Taiwan	Medical devices, measuring equipment, reagents and consumables		95,916		95,916	4,251	23.98		-		(8,181)		(942)

UMC CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2021				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

TRANSLINK CAPITAL PARTNERS I, L.P.	Cayman Islands	Investment holding	USD	3,962	USD	4,036	-	10.38	USD	4,613	USD	(6,042)	USD	(220)

TERA ENERGY DEVELOPMENT CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2021				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

EVERRICH ENERGY INVESTMENT (HK) LIMITED	Hongkong	Investment holding	USD	750	USD	750	750	100.00		$41,551		$901		$901

WAVETEK MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2021				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED	Samoa	Investment holding	USD	1,650	USD	1,650	1,650	100.00		$2,864		$(102)		$(102)

98

ATTACHMENT 10 (Names, locations and related information of investee companies as of June 30, 2021) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2021			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

WAVETEK MICROELECTRONICS CORPORATION (USA)	USA	Marketing service	USD	60	USD	60	60	100.00	$2,665	$(54)	$(54)

BEST ELITE INTERNATIONAL LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2021			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

INFOSHINE TECHNOLOGY LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00	$24,120,409	$1,539,285	$1,539,285

INFOSHINE TECHNOLOGY LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2021			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

OAKWOOD ASSOCIATES LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00	$24,120,409	$1,539,285	$1,539,285

OMNI GLOBAL LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2021			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	USA	Research & Development	USD	1,000	USD	1,000	0	100.00	$34,616	$726	$726
ECP VITA PTE. LTD.	Singapore	Insurance	USD	9,000	USD	9,000	9,000	100.00	553,331	24,532	24,532
UMC TECHNOLOGY JAPAN CO., LTD.	Japan	Semiconductor manufacturing technology development and consulting services		-	JPY	35,000	-	-	-	(182)	(182)	Note
Note: UMC TECHNOLOGY JAPAN CO., LTD. was dissolved and liquidated on March 29, 2021.

GREEN EARTH LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2021			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UNITED MICROCHIP CORPORATION	Cayman	Investment holding	USD	974,050	USD	974,050	974,050	100.00	$9,081,677	$(886,714)	$(886,714)

99

ATTACHMENT 11 (Investment in Mainland China as of June 30, 2021)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Investee company	Main businesses and products	Total amount of paid-in capital		Method of investment (Note 1)	Accumulated outflow of investment from Taiwan as of January 1, 2021		Investment flows		Accumulated outflow of investment from Taiwan as of June 30, 2021				Percentage of ownership	Investment income (loss) recognized (Note 2)		Carrying amount as of June 30, 2021		Accumulated inward remittance of earnings as of June 30, 2021
							Outflow	Inflow			Net income (loss) of investee company
UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment Holding and advisory	(USD	$22,248 800)	(ii)SOARING CAPITAL CORP.	(USD	$22,248 800)	$-	$-	(USD	$22,248 800)		$176	100.00%		$176 (iii)		$8,006		$-
EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	(USD	20,858 750)	(ii)EVERRICH ENERGY INVESTMENT (HK) LIMITED	(USD	20,858 750)	-	-	(USD	20,858 750)		908	100.00%		908 (iii)		41,119	(USD	122,142 4,392)
UNITED LED CORPORATION	Research, manufacturing and sales in LED epitaxial wafers	(USD	2,336,040 84,000)	(ii)UNITED LED CORPORATION HONG KONG LIMITED	(USD	563,153 20,250)	-	-	(USD	563,153 20,250)	(RMB	7,426 1,733)	25.14%	(RMB	1,868 436) (ii)	(RMB	93,366 21,789)		-
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Sales and manufacturing of integrated circuits	(RMB	13,477,585 3,145,294)	(ii)OAKWOOD ASSOCIATES LIMITED	(USD	8,596,127 309,102)	-	-	(USD	8,596,127 309,102)	(RMB	1,530,118 357,087)	99.9985% (Note 4)	(RMB	1,530,096 357,082) (ii)	(RMB	23,433,692 5,468,773)		-
UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Design support of integrated circuits	(RMB	128,550 30,000)	(iii)HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.		-	-	-		-	(RMB	49,226 11,488)	99.9985%	(RMB	49,226 11,488) (iii)	(RMB	337,131 78,677)		-
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Sales and manufacturing of integrated circuits	(RMB	58,695,047 13,697,794)	(ii)UNITED MICROCHIP CORPORATION and (iii)HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	(USD	26,835,704 964,966) (Note5)	-	-	(USD	26,835,704 964,966) (Note5)	(RMB	(1,842,593) (430,010))	67.76%	(RMB	(1,248,473) (291,359)) (ii)	(RMB	13,107,395 3,058,902)		-

Accumulated investment in Mainland China as of June 30, 2021		Investment amounts authorized by Investment Commission, MOEA			Upper limit on investment

$36,038,089 (USD 1,295,868)			$59,171,838 (USD 2,127,718)			$144,051,556

Note 1 :	The methods for engaging in investment in Mainland China include the following:
(i) Direct investment in Mainland China.
(ii) Indirectly investment in Mainland China through companies registered in a third region (Please specify the name of the company in third region).
(iii) Other methods.
Note 2 :	The investment income (loss) recognized in current period, the investment income (loss) were determined based on the following basis:
(i) The financial report was reviewed by an international certified public accounting firm in cooperation with an R.O.C. accounting firm.
(ii) The financial statements were reviewed by the auditors of the parent company.
(iii) Others.
Note 3 :	Initial investment amounts denominated in foreign currencies are translated into New Taiwan Dollars using the spot rates at the financial report date.
Note 4 :	The Company indirectly invested in HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. via investment in BEST ELITE INTERNATIONAL LIMITED, an equity investee. The investment has been approved by the Investment Commission, MOEA in the total amount of USD 383,569 thousand. As of June 30, 2021, the amount of investment has been all remitted.
Note 5 :	The investment to UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (USCXM) from HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. and indirectly invested in USCXM via investment in GREEN EARTH LIMITED.
The consent to invest in USCXM's investment has been approved by the Investment Commission, MOEA in the total amount of USD 1,722,349 thousand. As of June 30, 2021, the amount of investment USD 357,138 thousand has not yet been remitted.

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ATTACHMENT 12 (Information of major shareholders as of June 30, 2021)

UNITED MICROELECTRONICS CORPORATION
Name	Number of shares	Percentage of ownership (%)

JPMorgan Chase Bank, N.A. acting in its capacity as depositary and representative to the holders of ADRs	722,904,280	5.81